Part II

PRELIMINARY OFFERING CIRCULAR

Dated: December 18, 2019

SIOUXLAND RENEWABLE HOLDINGS, LLC

1501 Knox Boulevard

Jackson, Nebraska  68743

(402) 632-2676

5,000 Units of Limited Liability Company Interests

Siouxland Renewable Holdings, LLC, a Nebraska limited liability company (the “Company”, “we”, “us” or “our”), is offering a total of 5,000 units representing limited liability company interests (“Units) as further described under “SECURITIES BEING OFFERED.”  Units are being offered on a best efforts basis at a price of $10,000 per Unit.  Subscriptions will be held in escrow with a bank until we have received and accepted subscriptions from investors other than Siouxland Ethanol, LLC, the initial Member of the Company (“Siouxland Ethanol”), for at least 1,500 Units ($15,000,000) (the “Minimum Offering”) on or before April 1, 2020.  If the Minimum Offering is not achieved by that date, the offering will terminate and all subscriptions will be refunded to subscribers without deduction or interest.  If the Minimum Offering is achieved by such date, Units will be issued to subscribers in one or more closings scheduled by the Company on or after the date the Minimum Offering is achieved, and the offering may continue until the earlier of July 1, 2020 (which date may be extended at our option) or the date when all 5,000 Units have been sold.

	Price to Public	Underwriting discount and commissions	Proceeds to the Company		Proceeds to Other Persons
Per Unit:	$10,000	None	$10,000		None
Minimum Offering	$15,000,000	None	$15,000,000	(1)	None
Maximum Offering:	$50,000,000	None	$50,000,000		None

(1) Represents the minimum subscriptions that must be received from investors other than Siouxland Ethanol.  Siouxland Ethanol is the initial Member of the Company and has committed to purchase at least 1,000 Units ($10,000,000) if $15,000,000 of subscriptions are received from other investors in this offering.

Investing in our Units is speculative and involves substantial risks.  See “RISK FACTORS” beginning on page 4 to read about the more significant risks you should consider before buying Units.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH.  DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS.  BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A.  FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS.  THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE COMMISSION.  INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT.  THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED.  THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE.  WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

We are providing the disclosure in the format prescribed by Part II of Form 1-A.

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and/or incorporated by reference in this Offering Circular.  For full offering details, please (i) thoroughly review the Form 1-A filed by us with the Securities and Exchange Commission, (ii) thoroughly review this Offering Circular, and (iii) thoroughly review any documents attached to or referenced in the Form 1-A or this Offering Circular.

Issuer:	Siouxland Renewable Holdings, LLC, a Nebraska limited liability company.

Units:	Units representing limited liability company interests in the Company. Physical certificates evidencing Units will not be issued. See also “SECURITIES BEING OFFERED.”

Price Per Unit:	$10,000 See “PLAN OF DISTRIBUTION.”

Minimum Investment per investor:	$20,000 (two Units), unless waived by the Company in its sole discretion. See “PLAN OF DISTRIBUTION.”

Maximum Offering:	$50,000,000 (5,000 Units). The Company will not accept subscriptions for more than 5,000 Units under any circumstances. See “PLAN OF DISTRIBUTION.”

Minimum Offering:

$15,000,000 (1,500 Units) from investors other than Siouxland Ethanol, the Company’s initial Member. Subscriptions will be held in escrow with a bank and may not be released to the Company unless we have received and accepted subscriptions for the Minimum Offering on or before April 1, 2020 and have satisfied the Funding Milestones described below under “USE OF PROCEEDS”. If the Minimum Offering is not achieved by that date, the offering will terminate and all subscriptions will be refunded to subscribers without deduction or interest. See “PLAN OF DISTRIBUTION.”

Subscriptions:

In order to invest, subscribers for Units must complete and return a Subscription Agreement in the form provided by the Company along with a check for the full subscription price of their Units. We may accept or reject subscriptions in our sole discretion for any reason.

Purchasers:

Units may be purchased by anyone. However, the number of Units that may be purchased by an investor who does not qualify as an “accredited investor” (as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended) will be limited.

In no event will Units be sold (i) to more than 1,999 investors or (ii) to more than 499 investors who do not qualify as accredited investors.

In addition, we may restrict sales of Units to benefit plan investors and employee benefit plans (including IRAs and 401(k) and similar retirement plans) in order to prevent the Company’s assets from being treated as “plan assets” for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

See “PLAN OF DISTRIBUTION.”

Offering Term:

If the Minimum Offering is achieved by April 1, 2020, the offering may continue until the earlier of July 1, 2020 (which date may be extended at our option) or the date when all 5,000 Units have been sold. See “PLAN OF DISTRIBUTION.”

Investment by Siouxland Ethanol:

Siouxland Ethanol has committed to purchase not less than 1,000 Units ($10,000,000) as part of this offering on the same terms as are being offered to other investors if the Minimum Offering is achieved. However, any Units sold to Siouxland Ethanol will not be counted toward the achievement of the Minimum Offering. See “PLAN OF DISTRIBUTION.”

Plan of Operations:

The Company has been formed by Siouxland Ethanol to purchase the assets of, make capital upgrades to, and operate an existing corn ethanol plant in the central United States. To conduct our business operations, the Company will seek to purchase the assets of an existing ethanol plant that meets the following investment criteria:

•                  Minimum 50 million gallon per year operating capacity plant utilizing technology developed by ICM, Inc.;

•                  Rail access at the plant location; and

•                  Located in Iowa, Illinois, Nebraska, Minnesota, Indiana, or South Dakota, which are the top six corn-producing states.

The Company will not modify or waive its investment criteria.

See “DESCRIPTION OF THE BUSINESS.”

Use of Proceeds:

The Company has been formed by Siouxland Ethanol to purchase the assets of, make capital upgrades to, and operate an existing corn ethanol plant in the central United States.  The Company expects to apply the entire proceeds of this offering to the purchase price of such corn ethanol plant.  However, the proceeds of this offering will not be released from escrow unless and until (i) an ethanol plant meeting our investment criteria has been identified, (ii) we have entered into a definitive agreement to purchase the assets of such ethanol plant, and (iii) we have entered into binding commitments from additional equity investors and/or lenders to provide the additional capital needed to purchase the identified ethanol plant pursuant to such definitive agreement and provide the Company’s initial working capital (collectively, the “Funding Milestones”).  We expect that we will need up to $75,000,000 in order to purchase an ethanol plant meeting our investment criteria and to provide our initial working capital.  Accordingly, if we raise the entire $50,000,000 from this offering, we anticipate that we will need up to $25,000,000 in additional debt or equity capital in order to meet the Funding Milestones depending on the purchase price for the ethanol plant we agree to buy and our expected working capital needs.  Until we have satisfied the Funding Milestones, the net proceeds of the offering will continue to be held by the escrow agent on behalf of the Company in an interest-bearing account.

If we do not achieve the Funding Milestones by December 31, 2020, the subscription price of the Units will be returned by the escrow agent to investors and the Company will be dissolved.  In addition, if we do not close on a purchase of an ethanol plant by July 1, 2021, the Company will be dissolved and all funds remaining after payment of the liabilities and expenses incurred by the Company will be returned to investors on a pro rata basis.  See “USE OF PROCEEDS.”

Funding of Capital Improvements:

The Company also expects to make capital improvements to any ethanol plant it purchases similar to those that Siouxland Ethanol has made to its ethanol plant in Jackson, Nebraska, which had an initial 50 million gallon per year design capacity and uses ICM, Inc. technology.  The specific types of capital improvements that the Company may make at its ethanol plant, and the timing of making such improvements, will depend on a number of factors, including those based on the specific ethanol plant that is ultimately purchased by the Company, the price paid by the Company for the initial purchase of an ethanol plant, and the capital the Company has available to it for these purposes.  The Company expects that it will require up to $115,000,000 in total funding to purchase a suitable ethanol plant and make the type of capital improvements to the plant that it believes will be required.  Depending on the type and timing of the capital expenditures the Company makes to any ethanol plant it purchases, the funds to finance these capital improvements may be partially provided by the Company’s cash flow from operations, but such improvements are expected to be largely financed with long-term borrowings in addition to any long-term debt incurred by the Company to purchase the plant. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Plan of Operations.”

Possible Joint Venture:

Even if we raise the entire $50,000,000 of equity capital through this offering, we may require additional equity capital in order to complete the purchase of an ethanol plant and to make any capital improvements to the plant that management determines to be necessary to meet our investment goals.  In that case, we may seek to form a joint venture with another party to purchase the targeted ethanol plant, in which case the Funding Milestones will be deemed to be met if the combined capital available to such joint venture is sufficient to purchase the identified ethanol plant and provide the joint venture’s initial working capital.  In all cases, the Company will be the majority member of any such joint venture arrangement.  See “USE OF PROCEEDS.”

Operating Agreement:

Upon the issuance of Units to investors, each investor will become a “Member” of the Company and will become a party to the Company’s Operating Agreement. The Operating Agreement establishes the rights and duties of the Members. A copy of the Operating Agreement has been filed as an exhibit to this Offering Circular. See also “SECURITIES BEING OFFERED-Summary of the Operating Agreement.”

Voting Rights:	The Units have limited voting rights. See “SECURITIES BEING OFFERED-Summary of the Operating Agreement-Voting Rights of Members” below for details.

Tax Treatment:

The Company will elect to be taxed as a partnership for federal income tax purposes.  As a result, all of its profits and losses will pass-through to its Members who will report their share of these profits and losses on their own income tax returns.

Risk Factors:

Investing in our Units involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “RISK FACTORS” section beginning on page 4.

RISK FACTORS

An investment in Units involves a high degree of risk.  We expect to be exposed to some or all of the risks described below in our future operations.  Any of the risk factors described below, as well as additional risks of which we are not currently aware, could affect our business operations and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects and cause the value of our Units to decline.  Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks that would compound the adverse effect of such risks on our business, results of operations, financial condition, cash flow and prospects.

Risks Relating to Our Proposed Business Plan

If we are unable to identify and purchase a corn ethanol plant meeting our investment criteria, we will not be able to achieve our investment objectives and it may result in a partial loss of your invested capital.  Our ability to achieve our investment objectives and to pay distributions to our investors depends upon the ability of our management team to identify and purchase a corn ethanol plant that meets our investment criteria.  The Company will not modify or waive its investment criteria.  In addition to identifying a suitable ethanol plant that may be available for purchase on suitable terms, our ability to complete a purchase of a plant will depend on a number of other factors, including but not limited to, our ability to secure the additional equity and debt financing that will be needed to purchase the plant and to fund capital upgrades that are likely to be required in order for the plant to operate profitably.  We cannot assure you that our management team will be successful in identifying or acquiring a suitable ethanol plant on financially attractive terms.  If we have not entered into a definitive agreement to purchase an ethanol plant by December 31, 2020, we expect to liquidate the Company and return all of the capital raised in this offering to investors.  However, if we meet the Funding Milestones, but ultimately do not complete the purchase of a suitable ethanol plant by July 1, 2021, investors may receive less than the full purchase price for their Units upon liquidation of the Company since we will incur expenses prior to that time and do not expect to generate a material amount of income on our investors’ capital in that case.

Because we have not identified a specific ethanol plant for purchase, you will not have the opportunity to evaluate the specific plant, if any, that we will purchase or the terms of any such purchase.  Several factors relating to the actual ethanol plant, if any, purchased by the Company, including without limitation its production capacity, its age and physical condition and its location, as well as factors relating to the terms on which any plant is ultimately purchased by the Company, including the purchase price paid and financing terms, will have a significant effect on the ultimate return on investment achieved by the Company and the Company’s ultimate ability to make distributions to investors and the value of its Units.  Because we have not yet identified any particular ethanol plant for purchase by the Company, and have not yet entered into any agreements with respect to the purchase of such a plant and the additional financing that will be required to complete such a purchase through the Company, we are not able to provide you with any information to assist you in evaluating the merits of the ethanol plant that may be purchased by the Company or the terms of such purchase and the associated financing that will be required in order for the Company to complete any such purchase.  Because you will be unable to evaluate the economic merits of any particular ethanol plant before it is purchased by the Company, or the purchase and financing terms, you will have to rely entirely on the ability of our management team to select a suitable plant for purchase and to negotiate the purchase and financing terms for the purchase of any such ethanol plant.  Even when a plant is ultimately identified for purchase, and the purchase and financing terms for the purchase have been determined, you will not have the ability to withdraw from the Company or obtain a return of your invested capital if you are not satisfied with the planned purchase or the terms thereof.

We will need to secure additional sources of financing to purchase and upgrade an ethanol plant beyond the proceeds of this offering.  The amount and terms of this additional financing will affect the ultimate return on investment achieved by the Company and its ability to pay distributions to investors and the value of the Units.  Under the provisions of federal securities laws that we are relying on to conduct this offering, we are only allowed to raise a total of $50,000,000 through this offering, and may raise as little as $15,000,000 in this offering from investors other than Siouxland Ethanol.  Although we do not have an agreement in place to purchase an ethanol plant, nor do we know the level of capital expenditures that may be required to be made to any ethanol plant we are able to purchase, we expect that we will require up to $115,000,000 in total funding to purchase a suitable ethanol plant and make the type of capital improvements to the plant that we believe will be required to achieve the level of economic performance from the plant that we are seeking to achieve.  We have not secured firm commitments regarding the additional debt or equity financing that we expect to need to finance the purchase of an ethanol plant meeting our investment criteria and to make these capital improvements, and there is no assurance that such additional financing will be available on acceptable terms, if at all.  If we are unable to secure the additional financing needed to complete the purchase of an ethanol plant meeting our investment criteria, we will not be authorized to release any of the proceeds of this offering.  In that case, we expect to liquidate the Company and return the capital raised in this offering to investors.  If we are able to secure additional financing to complete the purchase of an ethanol plant, but not to make the capital improvements needed to the plant, the process of making those improvements will be delayed or may never be implemented.  Without making such capital improvements, we would not expect any purchased ethanol plant to operate at the same degree of efficiency as the plant operated by Siouxland Ethanol and this can be expected to reduce, delay or eliminate cash distributions to our investors and reduce the value of the Units.

The debt financing obtained to make a purchase of, and capital upgrades to, any ethanol plant will reduce the cash available to distribute to Members and may impose other limitations on such distributions.  In order to complete the purchase of, and any necessary capital upgrades to, an ethanol plant, we will need to borrow a substantial amount of money.  While no credit agreement with any lender has been negotiated at this time for such borrowings, any such loan agreement will require the Company (and any joint venture we may need to form, if any) to pledge substantially all of its assets as collateral for the loan and impose various financial and nonfinancial covenants on the Company (and any such joint venture).  Among other things, these covenants would be expected to include requirements for the Company to meet certain financial ratios, and restrictions on the ability of the Company to make cash distributions to its Members.  If the Company (or any joint venture) were to violate any such loan covenants, the lender would have the ability to declare the loan to be in default and could exercise various remedies available to it, including without limitation requiring the immediate payment of the then outstanding balance of the loan and the foreclosure of the assets of the Company (and/or any such joint venture).

Other parties providing equity capital may require preferential terms in order to provide such capital.  Even if we raised the entire $50,000,000 of equity capital through this offering, we may require additional equity capital in order to complete the purchase of an ethanol plant and to make any capital improvements to the plant that management determines to be necessary to meet our investment goals.  In that case, we may seek to form a joint venture with another party to own and operate that plant, in which case we would contribute the proceeds of this offering to the capital of such joint venture.  While the Company would always be the majority member of any such joint venture arrangement, such a joint venture would need to identify one or more parties willing to provide additional equity capital and negotiate the terms upon which such parties will make their equity investments in the joint venture.  It is possible that such third-party investors in a joint venture will require that they receive preferential terms compared to the terms the Company receives with respect to the equity capital it provides to the joint venture.  For example, such investors often require preferential rights with respect to cash distributions and the proceeds from a liquidation or sale of a company, special governance or voting rights, and/or rights to require the redemption of their investment at a certain price after a certain period of time.  If the Company has to agree to provide any of these types of preferential rights to other equity investors in a joint venture, it may lower the distributions received by the Company from such joint venture which would reduce the cash distributions payable by the Company to its Members, and the value of Units.

There will be significant competition among potential buyers for attractive ethanol plants and many of these competitors may have more capital to spend on an acquisition and other advantages over us that may make it difficult for us to complete a purchase of an ethanol plant on acceptable terms.  If and when we are able to identify a suitable ethanol plant for purchase by the Company, it is very likely that there will be one or more other potential parties that are also interested in purchasing the same plant.  These may include other ethanol companies looking to expand capacity through a strategic acquisition or financial investors, such as investment funds, that are looking to make a capital investment in a plant and then selling it at a profit in the future.  Other parties interested in acquiring an ethanol plant meeting our investment criteria may have more capital and other resources to devote to the acquisition and may be willing to pay a higher price, close more quickly or provide other acquisition terms that are more favorable than we are able to offer.  As a result, even if our management team is able to identify one or more ethanol plants that meet our investment criteria and are available for purchase, there can be no assurance that we will be able to compete with other potential purchasers and successfully purchase an ethanol plant on attractive terms or at all.

Our business will not be diversified.  The sole business of the Company is to own and operate a single corn ethanol plant, either directly or through a joint venture.  As a result, the value of your Units and our ability to make cash distributions to our Members will depend entirely on the profitable operation of a single ethanol plant.  The profitable operation of an ethanol plant is subject to many risks, including without limitation the risks described below under “Risks Relating to Operating an Ethanol Plant”, and no assurance can be given that we will be able to operate an ethanol plant at a profit.  The Company will have no ability to engage in any other type of business in order to mitigate the risks associated with operating an ethanol plant.

If we purchase an ethanol plant, it will be with the expectation of owning and operating the ethanol plant for an indefinite period of time, rather than seeking any type of liquidity transaction.  Our investment strategy is to purchase and operate an ethanol plant (either directly or through a joint venture) for an indefinite period of time and to generate distributions for our investors from the operation of the plant.  Although we may always consider opportunities to sell the plant (or the Company’s equity position in a joint venture) to a third party in the future, the Company is not required to do so or engage in any other type of exit strategy within any particular time period.  Furthermore, even if we do engage in some type of sale or other exit transaction, we could accept securities or other types of noncash consideration in connection with such transaction.  Accordingly, even if the value of your Units increases over time due to the successful implementation of our investment strategy, there is no assurance that you will be able to monetize any such increase in value through any exit transaction by the Company.  If we adopt a plan of liquidation, the timing of the sale of assets will depend on a variety of factors, including without limitation then prevailing financial markets and economic conditions, and the federal income tax effects on Members.  We cannot guarantee or otherwise assure you that we will be able to liquidate our assets.  In addition, even if we do ultimately sell our assets or engage in any other type of sale transaction, there is no assurance that it will result in any particular return on the capital you have invested in the Company or that all of the capital you have invested in the Company will be returned to you.  If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your Units may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

We have no prior operating history.  The Company was only recently formed and does not have any operating history or any material assets.  Our lack of operating history increases the risk and uncertainty you face in making an investment in our Units.

Risks Relating to Operating an Ethanol Plant

If the Company is able to successfully purchase an ethanol plant, the only material source of revenues and cash distributions for the Company will be those realized, if any, from the operation of a single corn ethanol plant.  If the Company is not able to operate its ethanol plant profitably over time, it will reduce or eliminate the cash the Company has available to make distributions to Members and will reduce the value of your Units and may ultimately result in the Company ceasing operations altogether.  There are a number of factors that may adversely affect the results of operations and financial condition of a corn ethanol plant, including, without limitation, the following:

If a corn ethanol company cannot maintain a positive spread between the prices it receives for its products and the costs it pays for corn and other inputs, it will not be able to operate profitably.  The profitability of an ethanol plant is largely driven by the spread between the prices it receives from the sale of the ethanol, distiller grains and corn oil it produces and the cost of corn, which is its primary raw material, and its costs for natural gas, electricity, labor, enzymes and other inputs.  Ethanol, distiller grains, corn oil, corn and natural gas are all commodities and the market prices for these commodities tend to fluctuate due to supply and demand forces in the market, levels of government support, the availability and price of competing products, and other factors over which a single ethanol producer will have no control.  The price of ethanol tends to fluctuate with the price of unleaded gasoline rather than with the price of corn, so there is no assurance that an increase in the price of corn will be reflected in higher prices for ethanol.  Accordingly, the spread between the price of corn and the price of ethanol produced from that corn may fall or even become negative from time to time.  In the event the prices of ethanol and other products produced by the Company decrease at a time when its raw material costs increase, the Company may not be able to profitably operate its ethanol plant, which would reduce the Company’s income and the amount of cash it has available for distributions.  Further, if the spread between the price the Company expects to receive for its products and the costs to be incurred for the raw material to produce those products becomes negative for any extended period of time, the Company may have to shut down its ethanol plant for a period of time or permanently.  In either case, the distributions paid to Members would decline or end completely and the value of the Units may be reduced, or the Units may ultimately become worthless.

Government policies for ethanol production may change in the future, which could hinder the Company’s ability to operate at a profit.  The ethanol industry is assisted by federal legislation, the most important of which is the Renewable Fuels Standard (the “RFS”) as set forth in the Energy Policy Act of 2005.  The RFS helps support a market for ethanol that might disappear without this incentive.  The U.S. Environmental Protection Agency (the “EPA”) has the authority to waive the RFS statutory volume requirement, in whole or in part, provided certain conditions have been met.  Annually, the EPA is supposed to pass a rule that establishes the number of gallons of different types of renewable fuels that must be used in the United States, which is called the renewable volume obligations.  These RFS requirements are then implemented by establishing individual blending obligations for fuel companies, which can be met either by physically blending ethanol or by purchasing Renewable Identification Numbers (RINs) available from other companies that have blended more ethanol than required under the RFS.  In the past, the EPA has set the renewable volume obligations below the statutory volume requirements.  The proposed 2019 total volume obligations were set at 19.92 billion gallons of which 15.0 billion gallons could be met by corn-based ethanol.  If the EPA were to significantly reduce the volume requirements under the RFS, or if the RFS were to be otherwise reduced or eliminated by the exercise of the EPA waiver authority or by Congress in the future, the market price and demand for ethanol could decrease, which would negatively impact the Company’s financial performance after it commences operations.

The EPA’s small refinery exemptions significantly reduced ethanol demand in 2018 and 2019 and such exemptions may continue.  In 2018 and 2019, the EPA issued exemptions from the RFS to certain small refiners which may have reduced the corn-based RFS requirement for 2018 by more than two billion gallons and for 2019 by more than one billion gallons.  These reductions in the corn-based ethanol use requirements have resulted in decreases in ethanol demand and have severely impacted ethanol prices and we expect this impact to continue in the foreseeable future.  It was reported in early October 2019 that an agreement had been reached to change EPA practices to reduce the amount of waivers granted and to reallocate the reduced requirements to other obligated parties.  However, the final form of that agreement has not yet been made public.   If the EPA continues to exempt small refiners from the RFS, it would further erode demand for ethanol domestically, which would decrease prices and may prevent the Company from profitably operating an ethanol plant after it commences operations.

The domestic demand for ethanol may be limited unless ethanol can be blended into gasoline in higher percentage blends for standard vehicles.  Ethanol is not sold directly to motorists, but rather is sold to the fuel blending industry to blend the ethanol with gasoline, which is then sold to the end consumer.  Ethanol is primarily blended with gasoline for use in standard (non-flex fuel) vehicles to create a blend which is 10% ethanol and 90% gasoline.  Assuming all gasoline in the United States is blended at a rate of 10% ethanol and 90% gasoline, the current domestic demand for ethanol is approximately 14.3 billion gallons.  This is commonly referred to as the “blend wall,” which represents a theoretical limit where more ethanol cannot be blended into the national gasoline pool.  Current U.S. domestic production capacity of over 16 billion gallons exceeds this theoretical blend wall.  In addition, the EPA has the authority to grant waivers to small refineries that exempt them from blending ethanol in their gasolines, which further limits the amount of domestic demand for ethanol.  One way to expand domestic demand for ethanol is to allow higher percentage blends of ethanol to be utilized in standard vehicles.  While, the EPA has approved the use of a 15% blend of ethanol and 85% gasoline (referred to as E15) for standard (non-flex fuel) vehicles produced in the model year 2001 and later, the blending of ethanol at higher rates continues to be opposed by some automobile manufacturers, environmental groups and gasoline blenders.  The fact that E15 has not been approved for use in all vehicles, in addition to the labeling requirements associated with E15, has caused some gasoline retailers to refuse to carry E15.  Without an increase in the allowable percentage blends of ethanol that can be used in all vehicles, demand for ethanol may increase slowly over time and this could negatively affect the selling price of ethanol.

Consumer resistance to the use of ethanol may affect the demand for, and price of, ethanol.  Certain consumers do not want to use ethanol-blended gasoline in their vehicles for a variety of reasons, including beliefs, whether based on fact or not, that ethanol adds to air pollution and greenhouse gases, harms car and truck engines, reduces overall mileage or does not perform as well as unblended gasoline in vehicles.  Others believe that the process of producing ethanol actually uses more fossil energy, such as oil and natural gas, than the amount of energy that is produced.  Further, some consumers object to the fact that ethanol is produced using corn as the feedstock, which these consumers perceive as negatively impacting food prices and supplies.  These consumer beliefs may increase as a result of efforts to increase the allowable percentage of ethanol that may be blended for use in vehicles.  If consumers choose not to buy ethanol based on any of these beliefs, it would reduce demand for the ethanol which could negatively affect the selling price of ethanol.

Fluctuations in gasoline prices and technological developments may reduce the demand for ethanol from blenders.  Blending of ethanol with gasoline in excess of government mandated amounts, or discretionary blending, can increase the demand for ethanol.  However, the amount of ethanol used for discretionary blending is largely determined by the relative prices of ethanol and gasoline.  In periods when gasoline prices are low compared to the price of ethanol, discretionary blending becomes less financially attractive.  As a result, the demand for ethanol may be reduced during such periods, which would negatively affect ethanol prices.  On the other hand, if gasoline prices were to increase dramatically, then consumers would be likely to drive less, which would also reduce the demand for ethanol.  Any development that reduces the need for gasoline and thereby ethanol, including technological developments that improve the fuel efficiency of motor vehicles, could reduce the demand for ethanol and negatively affect ethanol prices.

If exports of ethanol do not expand or are reduced, ethanol prices may be negatively impacted.  While most of the ethanol produced in the United States is sold in domestic markets, approximately 10% of domestic ethanol production is sold in export markets each year.  Brazil, in particular, has historically been a top export market for ethanol produced in the United States.  However, sales of ethanol in export markets are subject to a number of factors that can negatively affect the quantity of ethanol sold in these markets and the prices at which ethanol can be sold.  For example, in 2018 China and Brazil both implemented import tariffs on United States ethanol.  The European Union has maintained a tariff on U.S. ethanol since 2012.  The trade actions taken by the Trump administration and responsive actions announced by trading partners, including without limitation by China, are also expected to reduce overall United States ethanol export demand.  If export markets for U.S. ethanol are not able to expand, or are further constrained in the future, the excess domestic ethanol supplies in the United States would continue, which could continue to negatively affect ethanol prices.

Competition from the advancement of alternative fuels and electric vehicles may lessen demand for ethanol.  Alternative fuels, gasoline oxygenates, and ethanol production methods are continually under development.  A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells, plug-in hybrids, and electric cars or clean burning gaseous fuels.  Like ethanol, these emerging technologies offer an option to address worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns.  If these alternative technologies continue to expand and gain broad acceptance and become readily available to consumers for motor vehicle use, the Company may not be able to compete effectively when it commences operations or afterwards.  This additional competition could reduce the demand for ethanol, resulting in lower ethanol prices.

Technology advances in the commercialization of cellulosic ethanol may decrease demand for corn-based ethanol, which may negatively affect our profitability.  The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste, and energy crops.  This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas of the country which are unable to grow corn but are closer to the ultimate markets for ethanol.  The Energy Independence and Security Act of 2007 and the 2008 Farm Bill offer strong incentives to develop commercial scale cellulosic ethanol.  The RFS requires that five billion gallons per year of advanced bio-fuels must be consumed in the United States by 2022.  Additionally, state and federal grants have been awarded to several companies that are seeking to develop commercial-scale cellulosic ethanol plants.  This has encouraged innovation and has led to several companies that are either in the process or have completed construction of commercial scale cellulosic ethanol plants. If an efficient method of producing ethanol from cellulose-based biomass is developed, the Company may not be able to compete effectively.  If the Company is unable to produce ethanol as cost-effectively as cellulose-based producers, its ability to generate revenue and our financial condition would be negatively impacted.

Many ethanol producers are expanding their production capacity, which could lead to an oversupply of ethanol in the United States.  Although the supply of domestically produced ethanol is at an all-time high, a number of ethanol producers have announced or commenced projects to expand their ethanol production capacities.  The expansion of domestic production capacity will increase the supply of ethanol in the United States without a corresponding increase in either domestic or export demand for U.S. produced ethanol, which is likely to negatively affect domestic ethanol prices.  If excess capacity in the ethanol industry continues to occur, the market price of ethanol may decline to a level that is inadequate to generate sufficient cash flow to cover the Company’s operating costs, which would negatively affect profitability and may lead to a temporary or permanent shutdown of plant operations.

Distiller grains demand and prices may be affected by a number of factors.  The other principal product produced by an ethanol plant is distiller grains which are used as an animal feed supplement, particularly for cattle.  The demand for distiller grains is affected by many factors, including without limitation the supply and price of alternative animal feeds, such as corn and soybeans.  While most distiller grains are sold to domestic livestock feeders, export sales, particularly to China, have become an increasingly larger market for distiller grains.  In 2017, China began imposing anti-dumping duties ranging from 42.2% to 53.7% and anti-subsidy duties ranging from 11.2% to 12.0%.  The imposition of these duties resulted in a significant decline in demand from China that negatively impacted prices for distiller grains produced in the United States.  Given the ongoing trade dispute with China, we expect the demand and price for distiller grains to continue to be negatively impacted.  If this situation continues in effect during the period after the Company commences operations, this reduction in demand could negatively impact our ability to profitably operate an ethanol plant.

Changes and advances in ethanol production technology could require the Company to incur costs to update any plant it operates or could otherwise hinder its ability to compete in the ethanol industry or operate profitably.  Advances and changes in the technology of ethanol production are expected to occur.  Such advances and changes may make less desirable or obsolete the ethanol production technology installed in any ethanol plant the Company eventually operates.  These advances could allow competitors to produce ethanol at a lower cost than the Company would be able to.  If the Company is unable to timely adopt or incorporate technological advances, its ethanol production methods and processes could be less efficient than its competitors, which could cause the ethanol plant to become uncompetitive or completely obsolete.  If competitors develop, obtain or license technology that is superior to the Company’s or that makes its technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that the Company’s ethanol production capacity remains competitive.  Alternatively, we may be required to seek third-party licenses for the Company to use, which could also result in significant expenditures.  These third-party licenses may not be available or, once obtained, they may not continue to be available on commercially reasonable terms.  These costs could negatively impact our financial performance by increasing the Company’s operating costs and reducing our net income, which could decrease the value of our Units.

The Company may engage in hedging transactions, which would involve risks that could harm our business.  In order to mitigate some of the risks from fluctuating commodity prices, especially for corn, natural gas and ethanol, the Company may engage in various hedging strategies, including without limitation the purchase and sale of futures contracts for these commodities.  The effectiveness of any such hedging strategies will depend on the price of corn, natural gas and ethanol, and the Company’s ability to sell sufficient products to use all of the corn and natural gas for which it would have futures contracts.  These hedging activities may not successfully mitigate the risk caused by commodity price fluctuation, which could leave the Company vulnerable to high corn and natural gas prices or relatively lower ethanol prices.  Alternatively, the Company may choose not to engage in hedging transactions in the future and, in that case, its operations and financial conditions could be adversely affected during periods in which corn and/or natural gas prices increase or ethanol prices decrease.  The Company could be required to use a significant amount of cash to make margin calls required by any commodities broker it may engage as a result of increases in corn prices and the resulting unrealized and realized losses it could experience in its anticipated hedging activities.  Utilizing cash for margin calls would have an impact on the cash available for the Company’s operations, which could result in liquidity problems during times when corn prices change significantly, which in turn could reduce or eliminate the amount of cash available to the Company to make distributions to its Members.

The Company may be forced to reduce production or cease production altogether if it is unable to secure the corn needed in order to operate an ethanol plant.  The operation of a corn ethanol plant requires a large and uninterrupted supply of corn.  Most corn for an ethanol plant is acquired from growers in the immediate area surrounding the plant location.  While one of our investment criteria for an ethanol plant is that it be located in a state where a large amount of corn is produced, there is no assurance that the plant will always be able to acquire a sufficient quantity of corn to operate at full capacity.  The supply of corn can be affected by many factors over which we will have no control, including without limitation weather conditions, prevailing corn prices in relation to other farm commodities that farmers may elect to grow, and the strength of export markets for corn.  A shortage of corn in the Company’s local market may force it to pay higher prices for local corn or seek corn in other markets and pay the higher transportation costs.  If the Company is unable to secure a sufficient and uninterrupted supply of corn, it may have to curtail production or cease operating altogether until corn supplies can be restored.

The ethanol industry is highly competitive, and the Company will need to compete with larger, better financed companies, which could impact its ability to operate profitably.  There is significant competition among ethanol producers.  The Company will not only compete with the over 200 domestic producers of ethanol, but also with producers in foreign countries, such as Brazil.  Many of the domestic competitors, such as Archer Daniels Midland, Flint Hills Resources, Green Plains Renewable Energy, POET, and Valero Renewable Fuels, are much larger than the Company, and their size may provide them with economies of scale and other competitive advantages.  Further, many believe that there will be further consolidation occurring in the ethanol industry, which will likely lead to a few companies controlling a significant portion of the United States ethanol production market.  The Company may not be able to compete with these larger producers.  These larger ethanol producers may be able to affect the ethanol market in ways that are adverse to the Company, or at least not beneficial to it, which could negatively impact our financial performance and the value of our Units.

Disruptions in the financial markets or deteriorating economic conditions could hinder our ability to implement our business strategy and generate cash distributions for our Members.  The success of our business will be affected by general economic conditions and, accordingly, our business could be harmed by an economic slowdown or downturn.  Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, reduced driving by consumers leading to reduced fuel demand, decreasing demand for ethanol, declining prices for ethanol, or the public perception that any of these events may occur, can adversely affect our business plans and prospects.  Such economic conditions could result in a general decline in the desire to move forward with our proposed business and could result in a decline in the revenues from, or increase the costs of, operating an ethanol plant.  All of the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our Members and could decrease the value of our Units.

Changes in environmental regulations or violations of these regulations could be expensive and reduce the Company’s profitability.  The Company will be subject to extensive air, water and other environmental laws and regulations.  In addition, some of these laws require an ethanol plant to operate under a number of environmental permits.  These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment.  A violation of these laws and regulations or permit conditions can result in substantial fines, damages, criminal sanctions, permit revocations and/or plant shutdowns.  In the future, the Company could be subject to legal actions brought by environmental advocacy groups and other parties for actual or alleged violations of environmental laws or any applicable permits we acquire.  Additionally, any changes in environmental laws and regulations, both at the federal and state level, could require the expenditure of considerable resources in order to comply with future environmental regulations.  The expense of compliance could be significant enough to reduce the Company’s profitability after it commences operations, and negatively affect our financial condition.

Carbon dioxide may be regulated in the future by the EPA as an air pollutant requiring the Company to obtain additional permits and install additional environmental mitigation equipment, which could adversely affect our financial performance.  Ethanol plants produce a significant amount of carbon dioxide.  While there are currently no regulations restricting carbon dioxide emissions, the EPA or state environmental regulators where such plant is located could regulate carbon dioxide emissions by ethanol plants.  In that case, the Company may have to apply for additional permits or it may be required to install carbon dioxide mitigation equipment or take other as yet unknown steps to comply with these potential regulations.  Compliance with any future regulation of carbon dioxide emissions, if imposed, could be costly and may prevent the Company from operating the ethanol plant profitably after it commences operations, which could decrease or eliminate the value of our Units.

The Company may not be able to comply with the Low Carbon Fuel Standard of California or of any other jurisdictions that have adopted, or may adopt, a Low Carbon Fuel Standard.  Ethanol plants in the western corn belt depend heavily on sales of ethanol to the California ethanol market, which is the largest fuel market in the United States.  However, ethanol sold to California must comply with the California Low Carbon Fuel Standard (“LCFS”), which requires a determination of the carbon intensity per gallon of ethanol delivered to California, including that related to the production of corn, the processing of corn to ethanol, and the transportation of the ethanol to California.  The carbon intensity allowed under the LCFS is gradually declining and becoming more burdensome to ethanol producers, and so ethanol plants will have to adopt technologies to reduce the carbon intensity in order to be able to continue to sell and ship ethanol to California.  The Company may be forced to adopt expensive technologies to reduce its carbon intensity, thereby increasing its costs of production on ethanol sales to California, or the Company may not be able to meet the LCFS requirements, in which case it may lose the ability to sell ethanol to California and thereby suffer a loss in such sales.  In addition, other states and provinces have adopted or are considering adopting laws similar to the California LCFS, which may result in additional markets becoming unavailable or less economically attractive to the Company.

The Company may incur casualty losses that are not covered by insurance, which could negatively impact the value of our Units.  We intend to purchase insurance that we believe should adequately cover our losses from certain risks.  However, there are risks that we could encounter for which there is no insurance available, or for which insurance is not available on terms that are acceptable to us.  If we experience a loss that is not covered by insurance, which loss materially impairs the Company’s ability to operate an ethanol plant, the value of our Units could be reduced or eliminated.

The Company’s future operations could be negatively impacted by natural disasters, severe weather conditions, and other unforeseen plant shutdowns, which can negatively impact its business.  After the Company commences operations, its operations could be negatively impacted by events outside of its control, such as natural disasters, severe weather, strikes, train derailments or flooding disrupting train transport, and other unforeseen events that could negatively impact the Company’s operations.  If the Company experiences any of these adverse circumstances which negatively impact its operations, it may adversely affect our cash flow and negatively impact the value of our business.

Risks Associated with Owning Units

Units are an illiquid investment that you should expect to hold for a long period of time.  The Operating Agreement imposes limitations on the sale or other disposition of Units by Members designed to, among other things, preserve the partnership tax treatment of the Company.  In addition, the Company will not list Units for trading on a national securities exchange or take any other action to create a public trading market for our Units.  As a result, it may be difficult for you to sell your Units, even in the event of a financial emergency.  If you are able to sell your Units, you may have to sell them at a substantial discount to their full value or the price you pay for them in this offering.  It is also unlikely that Units would be accepted as the primary collateral for a loan.  Because of the illiquid nature of our Units, you should purchase our Units only as a long-term investment and be prepared to hold them for an indefinite period of time.

Members will have no authority to manage the Company.  The Company will be managed by its Board of Directors (the “Board”) and its executive officers.  While the Operating Agreement provides that the consent of Members holding a majority of the Units are required for the Company to take certain major actions, Members will generally not have any right to participate in the management and conduct of the business and affairs of the Company.  All Members and the Company will be bound by the decisions of the Board and executive officers, even if they disagree with such decisions.

The Company will depend on a few key individuals for its success.  The officers and directors of the Company will be responsible for conducting all aspects of the Company’s operations.  The departure of one or more of these key management personnel could have a material adverse effect on the ability of the Company to achieve its investment objectives and on the value of the Units.  In addition, members of the management team will continue to devote significant amounts of their time to activities not related to Company operations, including the operation of Siouxland Ethanol.  To the extent members of the management team are unable to devote their time and energy to the Company’s business, it may have a negative effect on the ability of the Company to achieve its investment objectives.

The Company’s directors and officers have other business and management responsibilities which may cause conflicts of interest.  The Company’s directors and officers have other management responsibilities and business interests apart from their duties to the Company, including acting as owners, directors, and officers of Siouxland Ethanol and other companies that own and operate corn ethanol plants.  Therefore, such directors and officers may experience conflicts of interest in allocating their time and services between the Company and their other business responsibilities and in making business decisions on behalf of the Company that may affect other ethanol companies that they own or manage.  In addition, conflicts of interest may arise if the Company’s directors and officers, either individually or collectively, hold a substantial percentage of the Units because of their position to substantially influence the Company’s business and management.

Members may be liable for certain distributions made to them.  As a member in a Nebraska limited liability company, you will generally not be liable for the obligations of the limited liability company solely by reason of being a Member.  However, under certain circumstances, Members may be liable to the Company for the amount of cash distributions paid to them under the illegal distribution provisions of the Nebraska Uniform Limited Liability Company Act.

You will be bound by actions taken by the other Members, and because of the restrictions on transfer and lack of dissenters’ rights, you could be forced to hold a substantially changed investment.  The Operating Agreement provides that the Company cannot engage in certain transactions or take certain actions, including amending the Operating Agreement, without the approval of the Members owning a majority of the Units.  However, if Members holding a majority of the Units approve a transaction or action, then you will also be bound to that transaction or action regardless of whether you agree with the transaction or action.  Under the Operating Agreement, you will not have any dissenters’ rights to seek appraisal or payment of the fair value of your Units.  Consequently, because there is no public market for the Units, you may be forced to keep a substantially changed investment.

The Company is not registered as an investment company.  The Company is not, and is not intended to be, an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and is, therefore, not subject to the provisions thereof that are designed for investor protection.  Among the provisions of the 1940 Act that will not apply to the Company and its Members are the following:

•                                          The Company is not required to provide daily liquidity to Members; and

•                                          The Company is not subject to the 1940 Act’s rules:

•                  governing the election of directors;

•                  requiring outside directors;

•                  concerning conflicts of interest;

•                  requiring outside directors’ approval of investment advisory agreements;

•                  forbidding transactions with affiliates; and

•                  regarding record-keeping and custodianship of assets and cash.

Tax Risks

There are many tax risks associated with an investment in the Company.  You should understand that the discussion of tax risks and the discussion under “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS” do not cover all tax issues and are subject to a number of assumptions and conditions that do not remove tax risks from an investment in the Company.  These sections merely reflect the Company’s present judgments on specific tax issues addressed based on assumptions, qualifications and conditions described in this Offering Circular.  These opinions and judgments have no binding or legal effect of any kind.  The Internal Revenue Service (the “IRS”) may take a position contrary to the Company’s opinions, and if the matter is litigated a court could reach a position contrary to the Company’s opinions.  The discussion in this Offering Circular concerning tax risks and tax consequences is a summary and is not intended as a substitute for careful tax planning.  Tax matters concerning the Company are complex and subject to varying interpretations.  The effect of tax laws may vary with the particular circumstances of each Member.  YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY BEFORE DECIDING TO PURCHASE UNITS.

There is no assurance that the Company will be taxed as a partnership.  The Company believes that it will be taxed as a partnership for federal income tax purposes and, accordingly, should not be subject to entity level income tax.  However, that belief is subject to a number of conditions, none of which is binding on the IRS.  If it is determined, for federal income tax purposes, that the Company is not to be taxed as a partnership, virtually all of the tax consequences considered in this Offering Circular would not be available or applicable to you.

Your tax liability from your allocated share of the Company’s taxable income may exceed any cash distributions you receive, which means that you may have to satisfy this tax liability out of your personal funds.  Because the Company is expected to be treated as a partnership for federal income tax purposes, all of its profits and losses will “pass through” to the Members.  Each Member must report its distributive share of the Company’s taxable income for federal and state income tax purposes.  The taxable income of the Company allocated to you and your corresponding tax liability could exceed the amount of cash distributions you receive from the Company.  This may occur because of various factors, including, but not limited to, accounting methodology, the specific tax rates applicable to you, and a decision by the Board to apply Company cash to purposes other than distributions to the Members during a particular period.  It is possible that you may not receive distributions sufficient to pay the tax liability attributed to you and, therefore, you may be forced to pay tax liabilities out of your own personal funds.

The IRS could challenge allocations of profit and loss.  The Company believes that items of income, gain, loss, deduction and credit should be allocated among the Members in accordance with the allocation provisions of the Operating Agreement.  However, it is possible that the IRS could successfully challenge the allocations in the Operating Agreement and reallocate items of income, gain, loss, deduction and credit in a manner that would reduce anticipated tax benefits.  The tax rules related to allocation of items of taxable gain and loss are complex.  The determination of whether the allocations provided for in the Operating Agreement will be respected depends on circumstances in the future, which we cannot predict or control, such as future legislation, additional actions by the IRS or judicial decisions that change or modify existing law.  If the IRS were to successfully challenge the Company’s tax allocations, Members could be required to report greater taxable income or less taxable loss, file amended returns and pay more tax with penalties and interest.

Any audit of the Company’s tax returns resulting in adjustments could cause the IRS to audit your tax returns, which could result in additional tax liability to you.  The Company may take positions in determining taxable income that requires the exercise of subjective personal judgment or as to which there is a conflict of authority.  The IRS may audit the Company’s tax returns and disagree with the tax positions that the Company takes on its returns, and that audit may result in adjustments to various items and the allocation thereof among the Members.  In addition, under new partnership audit procedures, the IRS may assess tax deficiencies resulting from audits directly against the Company.  The IRS could successfully challenge the allocations set forth in the Operating Agreement and reallocate items of income, gains, losses, deductions or credits in a manner that adversely affects the Members.  In the event of any such adjustment, the Members could incur additional tax liability and costs of representation.  An audit of the Company could trigger a separate audit of each Member’s individual income tax return, especially if adjustments are required, which might extend to an examination of items not related to the Company.  This could result in an assessment of penalties and incurrence of legal expenses by the Company or the Members in contesting any audit.  This could also result in adjustments on your personal tax return and in additional tax liabilities, penalties and interest to you.

Unrelated Business Taxable Income.  Income derived from an investment in Units may constitute unrelated business taxable income (“UBTI”) to tax-qualified plans, including IRAs and 401(k) plans, and to other tax-exempt organizations.  Members subject to ERISA or which are tax-exempt are strongly urged to consult with their legal, financial and tax advisors before purchasing Units in the Company.  If you incur acquisition indebtedness to purchase Units, a portion of the Company’s income will be deemed UBTI and will be taxable to some qualified plans and tax-exempt entities.

Disallowance of Deductions for Fees and Expenses.  Disallowance by the IRS of any material portion of the fees and expenses payable by the Company (including fees and expenses paid to affiliates of the Company) would result in an increase in the taxable income of the Company allocable to Members with no associated increase in net cash from operations.  Since the appropriate classification of fees and expenses paid by the Company into proper categories and the determination of whether certain fees and expenses are ordinary and necessary and reasonable in amount depends upon facts relating to and existing at the times the services are to be rendered, it is impossible to predict the probable outcome if the IRS were to challenge the deductibility or timing of deduction or amortization of those fees and expenses.

Classification of the Company as a “tax shelter” could result in increased penalties for understatement of tax.  Code Section 6662 provides that a 20% penalty is imposed on any portion of an underpayment of tax attributable to a “substantial understatement of income tax” due to a reporting position for which the taxpayer had no substantial authority.  If the Company is classified as a “tax shelter,” the taxpayer must also reasonably believe that the income tax treatment was more likely than not proper in order to avoid the 20% penalty.

Future legislative or regulatory action may adversely impact the Company and your investment.  Federal income tax law and regulations are constantly under review by Congress, the Department of the Treasury and the IRS.  New legislation or administrative or judicial action could significantly change the income tax aspects of an investment in the Units and these changes may have a material adverse effect on the economic benefits of owning Units or the value of the Units or otherwise have material adverse tax consequences for the Company or the Members.  For example, H.R. 1, informally titled the Tax Cuts and Jobs Act (the “Tax Act”), was signed into law on December 22, 2017 and made major changes to federal income tax law that may affect the Company and its Members.  Changes in tax law or the interpretation of existing tax laws can be applied retroactively with respect to transactions entered into or contemplated before the effective date of such change.  Each offeree, prior to purchasing Units, should consult with his, her or its own tax advisor to determine the effect of the Tax Act or other changes in tax law on such offeree in light of his, her or its individual facts and circumstances.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that involve known and unknown risks and uncertainties and relate to future events, our future financial performance, or our expected future operations and actions. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions. These forward-looking statements are only our predictions based on current information and involve numerous assumptions, risks and uncertainties.  Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the reasons described herein.  While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include without limitation:

•                                          Reductions in the corn-based ethanol use requirement in the RFS;

•                                          Lower oil and gasoline prices which result in lower ethanol prices;

•                                          Negative operating margins which result from lower ethanol prices;

•                                          Lower ethanol prices which result from the Chinese and Brazilian tariffs or otherwise;

•                                          Lower distiller grains prices which result from the Chinese anti-dumping and anti-subsidy duties or otherwise;

•                                          Changes in the availability and price volatility of corn and natural gas;

•                                          Decreases in the market price of ethanol, distiller grains and corn oil;

•                                          Changes in economic conditions or the occurrence of certain events causing an economic impact in the agriculture, oil or automobile industries;

•                                          Our ability to satisfy the financial covenants that may be contained in any loan or credit agreements;

•                                          Changes in interest rates or the lack of credit availability;

•                                          Our ability to generate sufficient liquidity to fund our operations, any applicable debt service requirements and capital expenditures;

•                                          The results of any hedging transactions and other risk management strategies in which we may engage;

•                                          Changes in plant production capacity or technical difficulties in operating an ethanol plant;

•                                          Changes in environmental regulations or in the ability to comply with the environmental regulations that apply to any future plant site and related operations;

•                                          Changes in or the elimination of federal and/or state laws having an impact on the ethanol industry;

•                                          Overcapacity within the ethanol industry;

•                                          Lack of transport, storage and blending infrastructure preventing proposed products from reaching high demand markets;

•                                          Changes and advances in ethanol production technology that may make it more difficult to compete with other ethanol plants utilizing such technology;

•                                          Our reliance on key management personnel; and

•                                          Competition in the ethanol industry from alternative fuels.

We undertake no duty to update the forward-looking statements contained in this Offering Circular, even though our situation may change in the future.  Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.  We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this Offering Circular. You should read this Offering Circular and the documents that we reference herein and have filed as exhibits, completely and with the understanding that our actual future results may be materially different from what we currently expect.  We qualify all of our forward-looking statements by these cautionary statements.

DILUTION

All Units issued in this offering, including any Units issued to Siouxland Ethanol or any officer, director, promotor or other affiliate of the Company, will be sold at the same price per Unit of $10,000.

The Company is authorized under its Operating Agreement to issue any number of Units in addition to those offered in this offering upon such terms and conditions, and at such prices, as the Board shall determine, which may be less than the $10,000 per Unit price used for this offering.  Members of the Company at the time of any such future issuance of Units (including purchasers of Units in this offering) will not have any preemptive or other rights to purchase any Units issued in the future by the Company.

PLAN OF DISTRIBUTION

We are offering a total of 5,000 Units representing limited liability company interests in the Company at a set offering price of $10,000 per Unit.  We are initially offering the Units to the current Members of Siouxland Ethanol and Siouxland Ethanol itself, however, we may offer Units to other potential investors if the current Members of Siouxland Ethanol and Siouxland Ethanol do not fully subscribe for all 5,000 Units being offered.

The Units are being offered directly by the Company through its directors and officers without the use of any broker-dealers, placement agents or other third parties.  Accordingly, no commissions or placement fees will be paid to any person in connection with this offering.  In offering the Units on our behalf, our directors and officers will rely on the safe harbor exemption from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.  The offering is being conducted on a “best-efforts” basis, which means the Company will use commercially reasonable efforts to offer and sell the Units, but there is no assurance that any Units will be sold.  The Company reserves the right to engage one or more placement agents in connection with the Offering and will supplement this Offering Circular in that event.

In order to invest, subscribers for Units must complete and return a Subscription Agreement in the form provided by the Company along with a check for the full subscription price of their Units.  We may accept or reject subscriptions in our sole discretion for any reason.

The minimum subscription by any investor is two Units ($20,000), and subscriptions in excess of the minimum must be made in increments of one Unit, unless we decide to accept a subscription in a different amount, but no subscriptions for fractional Units will be accepted.  Any subscription may be accepted by us in whole or in part, in our sole discretion.  Subscriptions will be held in escrow with a bank and may not be released to the Company unless we have received and accepted subscriptions from investors other than Siouxland Ethanol for at least 1,500 Units ($15,000,000) (the “Minimum Offering”) on or before April 1, 2020 and have satisfied the Funding Milestones.  If the Minimum Offering is not achieved by that date, the offering will terminate and all subscriptions will be refunded to subscribers without deduction or interest.  If the Minimum Offering is achieved by such date, Units will be issued to subscribers in one or more closings scheduled by the Company on or after the date the Minimum Offering has been achieved, and the offering may continue until the earlier of July 1, 2020 (which date may be extended at our option) or the date when all 5,000 Units have been sold.  However, the proceeds from this offering will continue to be held in escrow until the Funding Milestones have been achieved.

Siouxland Ethanol, as the initial Member of the Company, has committed to purchase not less than 1,000 Units ($10,000,000) as part of this offering on the same terms as other investors if the Minimum Offering has been achieved.  However, any Units sold to Siouxland Ethanol will not be counted toward the achievement of the Minimum Offering.

Units may be purchased by anyone.  However, the number of Units that may be purchased by an individual investor who does not qualify as an “accredited investor” (as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended) will be limited to an amount not more than 10% of the greater of such investor’s annual income or such investor’s net worth.  We will only accept subscriptions from either (i) a “benefit plan investor,” as defined under Department of Labor regulations (29 C.F.R. § 2510.3-101(f)(2)), or (ii) an “employee benefit plan,” as defined in Section 3(3) of ERISA, if, in the opinion of the Company’s legal counsel, the acceptance of such subscriptions will not cause the Company’s assets to be treated as “plan assets” for purposes of ERISA.

In no event will Units be sold to more than 1,999 investors or to more than 499 investors who do not qualify as accredited investors.

The costs and expenses of organizing the Company and conducting this offering, including legal, accounting and third-party expenses, are being paid as incurred by Siouxland Ethanol as the initial Member.  The Company will not be obligated to reimburse Siouxland Ethanol for these organizational and offering expenses from the proceeds of this offering.

USE OF PROCEEDS

The total proceeds of this offering, including the entire amount received from Siouxland Ethanol through its commitment to purchase at least 1,000 Units ($10,000,000) if the Minimum Offering is achieved, will range from $25,000,000 to $50,000,000.  Even if the Minimum Offering is achieved, the proceeds of this offering may not be released to the Company from escrow unless and until (i) an ethanol plant meeting our investment criteria has been identified, (ii) we have entered into a definitive agreement to purchase the assets of such ethanol plant, and (iii) we have entered into binding commitments from additional equity investors and/or lenders to provide the additional capital needed to purchase the identified ethanol plant pursuant to such definitive agreement and provide the Company’s initial working capital (the “Funding Milestones”).  We expect that we will need up to $75,000,000 in order to purchase an ethanol plant meeting our investment criteria and to provide our initial working capital.  Accordingly, if we raise the entire $50,000,000 from this offering, we anticipate that we will need up to $25,000,000 in additional debt or equity capital in order to meet the Funding Milestones depending on the purchase price for the ethanol plant we agree to buy and our expected working capital needs.  Until we have satisfied the Funding Milestones, the net proceeds of the offering will be held by the escrow agent on behalf of the Company in an interest-bearing account.  If we do not achieve the Funding Milestones by December 31, 2020, the full subscription price of Units will be returned by the escrow agent to investors and the Company will be dissolved.  If additional equity capital is required beyond the total proceeds from this offering, we may seek to form a joint venture with another party to purchase the targeted ethanol plant, in which case the Funding Milestones will be deemed to be met if the combined capital available to such joint venture is sufficient to purchase the identified ethanol plant pursuant to such definitive agreement and provide the joint venture’s initial working capital.  In that case, the Company would contribute the proceeds of this offering to the capital of such joint venture, but in all cases the Company would be the majority member of any such joint venture arrangement.

If we achieve the Funding Milestones, we expect to apply the entire amount raised in this offering to the payment of a portion of the purchase price of the ethanol plant assets pursuant to the terms of such definitive purchase agreement.  Any remaining portion of the purchase price for the ethanol plant assets along with the Company’s initial working capital will be provided by the debt or additional equity financing that the Company (or a joint venture) has obtained in order to satisfy the Funding Milestones.

Accordingly, we expect to use the proceeds of this offering to be applied as follows:

	Amount of Minimum Offering	Amount of Maximum Offering	Percentage
Purchase of an ethanol plant	$25,000,000	$50,000,000	100%
Capital improvements	$0	$0	0%
Working capital	$0	$0	0%
Offering and Organizational Expense	$0	$0	0%
Total:	$25,000,000	$50,000,000	100%

The foregoing information is an estimate based on our current business plan.  We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.  Pending these uses, the net proceeds of the offering will be invested by the Company in money-market funds or other short-term liquid securities.

If we do not close on a purchase of an ethanol plant by July 1, 2021, the Company will be dissolved and all funds remaining after payment of the liabilities and expenses incurred by the Company will be returned to investors on a pro rata basis.

DESCRIPTION OF THE BUSINESS

The Company has been formed by Siouxland Ethanol to purchase the assets of, own, upgrade and operate an existing corn ethanol plant in the United States, which is expected to process corn into denatured fuel grade ethanol, distiller grains and corn oil.  We believe the fastest and most cost-effective way to commence our business operations is to purchase the assets of an existing ethanol plant rather than building a new ethanol plant.  We have established the following criteria for an existing ethanol plant to be acquired by the Company:

•                  Minimum 50 million gallons per year (“GPY”) operating capacity plant utilizing technology developed by ICM, Inc. (“ICM”);

•                  Rail access at the plant location; and

•                  Located in Iowa, Illinois, Nebraska, Minnesota, Indiana, or South Dakota, which are the top six corn-producing states.

The Company will not modify or waive its investment criteria.  We believe there are approximately 56 existing corn ethanol plants that meet these investment criteria.

We believe there are opportunities to purchase an existing corn ethanol facility that meets the above criteria, but which is currently operating at low or negative margins, at an attractive price, and then introduce the management techniques and capital upgrades at the plant that have been incorporated by the management team at Siouxland Ethanol, which have allowed that company’s plant to be a low-cost producer of ethanol that is able to operate profitably in the current economic environment for ethanol.  The goal of this investment strategy is to deliver an average annual return on investment to investors in the Company that are in the range of 15% to 20% of their invested capital over a ten-year period.  However, the return to be realized by the Company during this period, or in any year during this period, may be less than the targeted ten-year average, and the Company could operate at a loss at any time during this period.  If the Company is unable to operate profitably, it could eventually cause the Company to cease operations which could result in a complete loss of investors’ equity capital in the Company.

Industry Economics

The U.S. ethanol industry produced approximately 16.1 billion gallons of ethanol in 2018 and has averaged more than 13.0 billion gallons of ethanol each year since 2010.  This ethanol is sold in both domestic and export markets.  In general, ethanol is marketed as a motor fuel and is sold to blenders that combine ethanol with gasoline in various concentrations.  In the United States, the amount of ethanol sold to blenders is largely a function of the RFS’s annual blending requirements established by the EPA and the discretionary blending that results from the price spread between gasoline and ethanol.  Almost all the gasoline in the United States contains 10% ethanol.  The nationwide blend percentage is slightly higher than 10% because of the incremental gallons sold as either E85, a mixture of ethanol and gasoline containing up to 85% ethanol, or Unleaded 88, a mixture of 15% ethanol and 85% gasoline.  Some states, like California and Oregon, have their own fuel regulations that require transportation fuels to meet certain carbon reduction attributes.  These additional state-by-state regulations can have both positive and negative impacts on driving future demand for corn-based ethanol blending.

Total demand for U.S.-produced ethanol in 2018 was approximately 16.0 billion gallons, of which approximately 14.5 billion gallons was for domestic markets and the remaining 1.5 billion gallons was sold in export markets, including Brazil and Canada.  Domestic demand for ethanol during 2019 has declined slightly and export demand for ethanol is lagging 2018 by the equivalent of 300 million gallons on an annualized basis.  As a result, total demand for U.S.-produced ethanol in 2019 is predicted to be approximately 15.7 billion gallons, which is down year over year.  Although future demand for U.S.-based ethanol will be affected by a number of factors, including government actions, petroleum prices and overall demand for motor fuels, it is generally expected that overall demand for U.S.-based ethanol will be less than the total amount of ethanol that can be produced by currently operating plants.  In addition, existing plants continue to add incremental capacity and a small number of new plants are being constructed, which may further contribute to an oversupply of U.S.-produced ethanol, at least in the near term.  This persistent oversupply situation is expected to continue to put negative pressure on ethanol prices and operating margins for domestic ethanol producers.

The Opportunity

Despite the current economic climate for the U.S. ethanol industry, we believe these conditions have created an opportunity to purchase a corn ethanol plant meeting our investment criteria from an operator that may not be operating its plant in an efficient manner.  We also believe we can purchase a plant at a price that is significantly below the price for a newly constructed plant.  While all ethanol plants process corn to make a ubiquitous gallon of ethanol, the cost of production and the net value of the finished products at a plant are all very different.  The disparities often total up to a $0.30 per gallon variance in earnings per gallon.  To put this into perspective, Siouxland Ethanol’s average net income over its operating life has been approximately $0.19 per gallon, so a variance between industry peers of $0.30 per gallon would significantly affect whether a plant can operate profitably or not, especially under currently existing market conditions.  As the oversupply in the industry continues to put pressure on operating margins, we think there will be a number of producers who are not operating efficiently who could be looking to exit the market or take other steps to reduce capacity.

While there can be no assurance that we will be able to identify and purchase an ethanol plant meeting our investment criteria at a price per gallon of existing capacity that we would consider necessary to achieve the Company’s investment goals, we do believe that plants are being sold, and would be available, at prices that would be consistent with our investment thesis.  For example, in June 2015, Cenex Harvest States purchased an ICM technology plant located near Annawan, Illinois for approximately $1.40 per gallon.  In October 2018, Green Plains Renewable Energy sold a combination of ICM and non-ICM ethanol plants to Valero at a cost of $1.07 per gallon of nameplate capacity.  In August 2019, Advanced Bioenergy sold one ICM plant and one non-ICM ethanol plant to Glacial Lakes Energy at a cost of $0.58 per gallon.  These prices compare favorably to the $1.65 per gallon budgeted costs of the most recently constructed ICM ethanol plant that was built in Onida, South Dakota in 2018.

If we can purchase a corn ethanol plant on reasonable terms, our plan is to introduce the management techniques and capital upgrades at the plant that have been incorporated by the management team at Siouxland Ethanol.  Siouxland Ethanol began producing ethanol at its Jackson, Nebraska plant in May 2007.  Starting with an ICM-designed plant with a 50 million GPY nameplate capacity, management of Siouxland Ethanol have made numerous capital improvements to the plant so that it now produces approximately 95 million GPY.  Siouxland Ethanol added corn storage, fermenters, a new cooling tower, additional sieve bottles, additional centrifuges, corn oil extraction equipment, a first of its kind energy recovery system, and applied multiple other proprietary methods of operational management to deliver these additional gallons at a capital cost of approximately $0.70 per gallon.  These capital improvements, along with good management, have allowed Siouxland Ethanol to operate profitably in all but one year since 2007.  Despite operating in a market with a persistent oversupply of ethanol, Siouxland Ethanol has realized about $129,500,000 of net income from inception through 2018 on invested equity of about $36,900,000, resulting in an average annual return on original investment of 27.0% for the past 13 years.  Since inception, Siouxland Ethanol has distributed almost $102,000,000 of cash and tax credits to its Members on units that were purchased in 2006 for $10,000 per unit.  This pretax cash return on the original equity investment equates to approximately 21.3% each year over the 13-year time period.  In addition, as of August 31, 2019 units of Siouxland Ethanol trade on our internal bulletin board at values in excess of $25,000 per unit on a limited volume basis.  While there is no assurance that the Company will achieve returns on its invested capital that have been achieved to date by Siouxland Ethanol, the Company believes that the opportunity to do so exists in the current U.S. ethanol industry.

Plant Selection

Factors affecting the potential attractiveness of an existing ethanol plant that otherwise meets the investment criteria set forth above include the age of the plant, whether the plant has been properly maintained, proximity to corn supplies and markets for distiller grains and other co-products of ethanol production, and transportation infrastructure available to the plant.  In addition, U.S. corn-based ethanol plants incorporate different designs and technology that affect their overall operating efficiency and costs.  We believe that plants that incorporate ICM’s proprietary designs and technology, such as at Siouxland Ethanol’s plant in Jackson, Nebraska, are some of the best available in the industry for producing ethanol at the lowest cost per gallon.

Principal Products

The principal products that we intend to produce are ethanol, distiller grains and corn oil.

Ethanol

Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains.  Ethanol is primarily used as: (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum-based gasoline substitute.  Ethanol produced in the United States is primarily used for blending with unleaded gasoline and other fuel products.  Ethanol blended fuel is typically designated in the marketplace according to the percentage of the fuel that is ethanol, with the most common fuel blend being E10, which includes 10% ethanol.  The EPA has approved the use of gasoline blends that contain 15% ethanol, or E15, for use in all vehicles manufactured in model year 2001 and later. In addition, flexible fuel vehicles can use gasoline blends that contain up to 85% ethanol called E85.

The ethanol plant is expected to use corn as the feedstock in the ethanol production process.  A corn-based ethanol plant is essentially a fermentation plant.  Ground corn and water are mixed with enzymes and yeast to produce a substance called “beer,” which contains approximately 15% alcohol, 11% solids and 74% water.  The beer is boiled to separate the water, resulting in ethyl alcohol, which is then dehydrated to increase the alcohol content.  This product is then mixed with a certified denaturant, such as gasoline, to make the product unfit for human consumption which allows it to be sold commercially.

Distiller Grains

The principal co-product of the ethanol production process is distiller grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy and beef industry.  We expect to produce up to three forms of distiller grains: Wet Distiller Grains (“WDG”), Modified/Wet Distiller Grains (“MWDG”) and Distiller Dried Grains with Solubles (“DDGS”).  WDG is processed corn mash directly from the plant and exists at approximately 67% moisture.  WDG has a shelf life of approximately three days and is sold to markets near the ethanol plant that produced it.  MWDG is processed corn mash that has been dried to approximately 50% moisture.  MWDG has a shelf life of approximately seven days and is often sold to markets near the ethanol plant that produced it.  DDGS is processed corn mash that has been dried to approximately 10% moisture.  It has a longer shelf life and may be sold and shipped to any market, regardless of its proximity to the ethanol plant that produced it.

Corn Oil

The corn oil extraction equipment would allow us to remove some of the corn oil contained in its distiller grains and sell the corn oil separately.  The corn oil that we expect to be capable of producing will not be food grade corn-oil and so it will not be usable for human consumption.  The primary uses of the corn oil that we expect to produce will be for animal feed, industrial uses and biodiesel production.

Principal Product Markets

Ethanol

The primary target market for our ethanol will be the domestic fuel blending market.  However, in recent years the United States has experienced increased ethanol exports.  This increase in ethanol exports follows a conscious effort by the United States ethanol industry to expand ethanol exports along with lower ethanol prices which encourage exports.  During 2018, exports of ethanol have increased with the top destinations being Canada, Brazil, India, China, South Korea, the Philippines and Peru. However, ethanol export demand is more unpredictable than domestic demand and tends to fluctuate throughout the year as it is subject to monetary and political forces in other nations.  As an example of this, the recent imposition of a tariff on imported ethanol by Brazil and increased tariffs implemented by China have created uncertainty as to the viability of these markets for ethanol produced in the United States and may require United States producers to seek out other markets for their products.  The trade actions taken by other countries are unpredictable and can have a significant impact on domestic demand and prices as excess ethanol supply can significantly reduce domestic ethanol prices.  Producers continue to look for new export markets in order to diversify demand for ethanol.

Ethanol is generally blended with gasoline before it is sold to the end consumer.  Therefore, the primary purchasers of ethanol are fuel blending companies who mix the ethanol produced with gasoline.

Distiller Grains

Distiller grains are primarily used as animal feed.  Distiller grains are typically fed to animals instead of other traditional animal feeds such as corn and soybean meal.  Distiller grains exports have increased in recent years as distiller grains have become a more accepted animal feed.  During 2018, the largest importers of United States distiller grains were Mexico, Turkey, South Korea, Thailand, China and Canada.  Distiller grains demand has continued to be impacted by Chinese tariffs on distiller grains.  In recent years, China was the largest export market for United States distiller grains.  However, due to continuing trade tensions between the United States and China, management does not believe China will significantly increase its demand for distiller grains in the near term, which could impact profitability in the ethanol industry during 2019 and beyond.

Corn Oil

The primary markets for corn oil are the industrial chemicals market, animal feeding market and the biodiesel production market.  Corn oil demand was relatively stable during 2018.  However, additional corn oil supply has continued to enter the market as the production capacity of the United States ethanol industry has expanded, which has negatively impacted corn oil prices.  The market for corn oil is expected to continue to shift as changes in supply and demand of corn oil interact.  We expect the corn oil to be primarily marketed in the United States, and significant exports of corn oil are not expected to occur in the near future.

Competition

Ethanol

We will be in direct competition with numerous ethanol producers in the sale of our products and with respect to raw material purchases related to those products.  Many of the ethanol producers that we expect to compete with are expected to have greater resources than ours.  While management believes we will be a lower cost producer of ethanol, larger ethanol producers may be able to take advantage of economies of scale due to their larger size and increased bargaining power with both ethanol, distiller grains and corn oil customers as well as raw material suppliers.  As of January 1, 2019, the Energy Information Administration estimates that there are 213 ethanol production facilities in the United States with capacity to produce approximately 16.9 billion gallons of ethanol per year.  According to RFA estimates, approximately 6% of the ethanol production capacity in the United States was not operating as of September 30, 2019.

While the U.S. ethanol industry is characterized by a large number of small producers, such as Siouxland Ethanol, there are several larger producers that are capable of producing significantly more ethanol than the Company will be able to produce.  The following table identifies the largest ethanol producers in the United States along with their production capacities.

U.S. FUEL ETHANOL PRODUCTION CAPACITY

BY TOP PRODUCERS*

Producers of Approximately

700 million GPY (MGPY) or more

Company	Current Capacity (MGPY)	Percent of Market
Archer Daniels Midland	1,716	10.3%
POET Biorefining	1,711	10.3%
Valero Renewable Fuels	1,697	10.2%
Green Plains Renewable Energy	1,111	6.7%
Flint Hills Resources	840	5.1%

*Updated as of October 10, 2019

The products that we will produce are commodities.  Since such products are commodities, there are typically no significant differences between the products we will produce and the products of our competitors that would allow us to distinguish our products in the market.  As a result, competition in the ethanol industry is primarily based on price and consistent quality.

Ethanol producers have experienced increased competition from oil companies that have purchased ethanol production facilities.  These oil companies are required to blend a certain amount of ethanol each year.  Therefore, the oil companies may be able to operate their ethanol production facilities at times when it is unprofitable for producers to operate their ethanol plants.  Further, some ethanol producers own multiple ethanol plants which may allow them to compete more effectively by providing them flexibility to run certain production facilities while they have other facilities shut down.  Finally, some ethanol producers that own ethanol plants in different areas of the United States may spread the risk they encounter related to feedstock prices due to localized corn shortages or poor growing conditions.

Ethanol producers anticipate increased competition from renewable fuels that do not use corn as the feedstock.  Many of the current ethanol production incentives are designed to encourage the production of renewable fuels using raw materials other than corn.  One type of ethanol production feedstock that is being explored is cellulose.  Cellulose is the main component of plant cell walls and is the most common organic compound on earth.  Cellulose is found in wood chips, corn stalks, rice straw, amongst other common plants.  Cellulosic ethanol is ethanol produced from cellulose.  There are several commercial scale cellulosic ethanol production facilities either in production or in the construction phase.  If this technology can be profitably employed on a commercial scale, it could potentially lead to ethanol that is less expensive to produce than corn based ethanol, especially when corn prices are high.  Cellulosic ethanol may also capture more government subsidies and assistance than corn based ethanol.  This could decrease demand for any product we might produce or result in competitive disadvantages for our ethanol production process.

A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells, plug-in hybrids, electric cars or clean burning gaseous fuels.  Electric car technology has grown in popularity, especially in urban areas.  While there are currently a limited number of vehicle recharging stations, making electric cars not feasible for all consumers, there has been increased focus on developing these recharging stations to make electric car technology more widely available.  These efforts have resulted in increased market share enjoyed by electric cars.  Additional competition from these other sources of alternative energy, particularly in the automobile market, could reduce the demand for ethanol, which would negatively impact our profitability.

Competition among ethanol producers may continue to increase as gasoline demand decreases due to more fuel efficient vehicles being produced.  If the concentration of ethanol used in most gasoline does not increase and gasoline demand is lower due to increased fuel efficiency by the vehicles operated in the United States, competition may increase among ethanol producers to supply the ethanol market.

Distiller Grains

Any ethanol plant we purchase is expected to compete with other ethanol producers in the production and sales of distiller grains.  Distiller grains are primarily used as an animal feed supplement to replace corn and soybean meal.  As a result, we believe that distiller grains prices are positively impacted by increases in corn and soybean prices.  In addition, in recent years the United States ethanol industry has increased exports of distiller grains, which management believes has positively impacted demand and prices for distiller grains in the United States.  In the event these distiller grains exports decrease, including as a result of the Chinese tariffs that have significantly reduced export demand for distiller grains, it could lead to an oversupply of distiller grains in the United States.  An oversupply of distiller grains could result in increased competition among ethanol producers for sales of distiller grains, which could negatively impact market distiller grains prices in the United States.

Corn Oil

We expect to compete with many ethanol producers for the sale of corn oil.  Many ethanol producers have installed the equipment necessary to separate corn oil from the distiller grains they produce, which has increased competition for corn oil sales and has resulted in lower market prices for corn oil.  Competition for corn oil sales has increased with the expiration of the biodiesel blenders’ credit at the end of 2016, which limits the market for corn oil sales due to anticipated lower biodiesel production.  The biodiesel blenders’ credit was passed retroactively for 2017 but was not authorized for 2018, which impacted corn oil prices during 2018.  The biodiesel blenders’ tax credit has not been extended for 2019 but the industry is pressing Congress to approve an extension of the tax credit.

Sources and Availability of Raw Materials

Corn Supply

The major raw material required to produce ethanol, distiller grains and corn oil at an ethanol plant will be corn.  We anticipate that we will require approximately 16 to 50 million bushels of corn per year to produce approximately 50 to 150 million gallons of ethanol per year.  We expect to buy as much corn as possible from local grain elevators and farmers.  Our commodities manager will be responsible for purchasing corn for our operations, scheduling corn deliveries and establishing hedging positions to protect the price we will pay for corn.

During 2018, the United States harvested a large corn crop, albeit a smaller crop than was harvested in 2016 and 2017.  In recent years, ethanol producers have experienced favorable corn crops, which have resulted in significant corn carryover that has kept corn prices low.  Management anticipates that corn prices will remain low during 2019 and 2020.  However, if we experience unfavorable weather conditions, either throughout the United States or more locally in the corn area that serves any plant we may purchase, we may experience higher corn prices and increased corn price volatility.  Further, farmers may choose to plant less corn due to lower corn prices, which could also increase corn prices moving forward.

Commodities Account/Risk Management

The effectiveness of our risk management strategy will be dependent on the cost of corn and our ability to sell sufficient ethanol to use all of the corn for which futures contracts will be in place.  Our risk management activities may not be successful in reducing the risk caused by price fluctuation, which may leave us vulnerable to high corn prices.

Seasonality of Sales

Ethanol producers experience some seasonality of demand for ethanol, distiller grains and corn oil.  Since ethanol is predominantly blended with gasoline for use in automobiles, ethanol demand tends to shift in relation to gasoline demand.  As a result, producers experience some seasonality of demand for ethanol in the summer months related to increased driving and, as a result, increased gasoline demand.  In addition, producers experience some increased ethanol demand during holiday seasons related to increased gasoline demand.  Producers also experience decreased distiller grains demand during the summer months due to natural depletion in the size of herds at cattle feed lots and when the animals are turned out to pasture or are slaughtered.  Further, some seasonality of demand for corn oil is expected since a major corn oil user is the biodiesel industry, which typically reduces production during the winter months.

Patents, Trademarks, Licenses, Franchises and Concessions

We do not expect to hold any patents, trademarks, franchises or concessions.  We expect to obtain a perpetual and royalty-free license from ICM to use certain ethanol production technology necessary to operate the ethanol plant we purchase.  The license from ICM is expected to be included in the assets received in connection with a purchase of any ethanol plant and will not require any separate payment to ICM in connection with the transfer of the license to us.

Federal Ethanol Supports and Governmental Regulation

Federal Ethanol Supports

The ethanol industry is dependent on the Federal Renewable Fuels Standard, or RFS.  The RFS requires that in each year, a certain amount of renewable fuels must be used in the United States.  The RFS is a national program that does not require that any renewable fuels be used in any particular area or state, allowing refiners to use renewable fuel blends in those areas where it is most cost-effective.  The RFS statutory volume requirement increases incrementally each year until the United States is required to use 36 billion gallons of renewable fuels by 2022.  Starting in 2009, the RFS required that a portion of the RFS must be met by certain “advanced” renewable fuels.  These advanced renewable fuels include ethanol that is not made from corn, such as cellulosic ethanol and biomass based biodiesel.  The use of these advanced renewable fuels increases each year as a percentage of the total renewable fuels required to be used in the United States.

The EPA has the authority to waive the RFS statutory volume requirement, in whole or in part, provided one of the following two conditions have been met: (i) there is inadequate domestic renewable fuel supply; or (ii) implementation of the requirement would severely harm the economy or environment of a state, region or the United States.  Annually, the EPA is supposed to pass a rule that establishes the number of gallons of different types of renewable fuels that must be used in the United States, which is called the renewable volume obligations (“RVO”).  In recent years, the EPA has reduced the RVO under the RFS, which has negatively impacted demand for ethanol.  The RFS’s statutory RVO and the EPA’s RVO (each in billions of gallons) are as follows:

Year	RVO Type	Total Renewable Volume Obligation	Total Renewable Volume Obligation For Corn-based Ethanol
2014	Statutory	18.15	14.40
	EPA Rule	16.28	13.61
2015	Statutory	20.50	15.00
	EPA Rule	16.93	14.05
2016	Statutory	22.25	15.00
	EPA Rule	18.11	14.50
2017	Statutory	24.00	15.00
	EPA Rule	19.28	15.00
2018	Statutory	26.00	15.00
	EPA Rule	19.29	15.00
2019	Statutory	28.00	15.00
	EPA Rule	19.92	15.00

In February 2010, the EPA issued new regulations governing the RFS.  These new regulations are called “RFS2”.  The most controversial part of RFS2 involves what is commonly referred to as the lifecycle analysis of greenhouse gas emissions.  Specifically, the EPA adopted rules to determine which renewable fuels provided sufficient reductions in greenhouse gases, compared to conventional gasoline, in order to qualify under the RFS program.  RFS2 establishes a tiered approach, where regular renewable fuels are required to accomplish a 20% greenhouse gas reduction compared to gasoline, while advanced biofuels and biomass-based biodiesel must accomplish a 50% reduction in greenhouse gases, and cellulosic biofuels must accomplish a 60% reduction in greenhouse gases.  Any fuels that fail to meet the applicable standard cannot be used by fuel blenders to satisfy their obligations under the RFS program.  The scientific method of calculating these greenhouse gas reductions has been a contentious issue.  Many in the ethanol industry were concerned that corn-based ethanol would not meet the 20% greenhouse gas reduction requirement based on certain parts of the environmental impact model that many in the ethanol industry believed was scientifically suspect.  However, RFS2 as adopted by the EPA provides that corn-based ethanol from modern ethanol production processes does meet the definition of a renewable fuel under the RFS program.  Certain ethanol plants were grandfathered into the RFS due to the fact that they were constructed prior to the effective date of the lifecycle greenhouse gas requirement and they are not required to prove compliance with the lifecycle greenhouse gas reductions.  Many in the ethanol industry are concerned that certain provisions of RFS2 as adopted may disproportionately benefit ethanol produced from sugar cane, which could make sugar cane-based ethanol, which is primarily produced in Brazil, more competitive in the United States ethanol market.  If this were to occur, it could reduce demand for the ethanol that we intend to produce.

Most ethanol that is used in the United States is sold in a blend called E10.  E10 is a blend of 10% ethanol and 90% gasoline.  E10 is approved for use in all standard vehicles.  Estimates indicate that gasoline demand in the United States is approximately 143 billion GPY.  Assuming that all gasoline in the United States is blended at a rate of 10% ethanol and 90% gasoline, the maximum domestic demand for ethanol is 14.3 billion GPY.  This is commonly referred to as the “blend wall,” which represents a theoretical limit where more ethanol cannot be blended into the national gasoline pool.  This is a theoretical limit because it is believed that it would not be possible to blend ethanol into every gallon of gasoline that is being used in the United States and it discounts the use of higher percentage blends such as E15 or E85.  These higher percentage blends may lead to additional ethanol demand if they become more widely available and accepted by the market.

Many in the ethanol industry believe that it will be impossible to meet the RFS requirement in future years without an increase in the percentage of ethanol that can be blended with gasoline for use in standard (non-flex fuel) vehicles.  The EPA has approved the use of E15, gasoline which is blended at a rate of 15% ethanol and 85% gasoline, in vehicles manufactured in the model year 2001 and later.  However, there are still hurdles that need to be addressed in some states before E15 will become more widely available.  Many states still have regulatory issues that prevent the sale of E15.  Sales of E15 may be limited because it is not approved for use in all vehicles, the EPA requires a label that management believes may discourage consumers from using E15, and retailers may choose not to sell E15 due to concerns regarding liability.  As a result, the approval of E15 by the EPA has not had an immediate impact on ethanol demand in the United States.

Effect of Governmental Regulation

Plant operations are governed by the Occupational Safety and Health Administration (“OSHA”).  OSHA regulations may change such that the costs of operating an ethanol plant may increase.  Any of these regulatory factors may result in higher costs or other adverse conditions affecting our operations, cash flows and financial performance.

Employees

At present, we have no employees.  The Company will be operated by our Board and executive officers, none of whom will be employees of the Company.  In connection with the purchase of an ethanol plant, we would expect to hire employees for the Company and become the employer of substantially all of the employees then employed at the ethanol plant.

Legal Proceedings

We are not involved in any legal proceedings.  We may be involved in various routine legal proceedings incident to the ordinary course of our business from time to time.

Customers

At present, we have no customers.  The Company, if it successfully purchases the assets of an ethanol plant, will sell ethanol, distiller grains, and corn oil to customers.  As is customary in the ethanol industry, we would expect to sell substantially all of our ethanol to one primary customer who would market the ethanol on our behalf.

DESCRIPTION OF PROPERTY

The Company does not currently own any real property, personal property or other property.  Once capitalized by the proceeds of this offering, the Company will seek to purchase an ethanol plant and purchase or lease related real and personal property ordinarily required or desirable in the operation of an ethanol plant, including without limitation all equipment, fixtures, furniture, motor vehicles and related personal property suitable and adequate to fully utilize and maximize the output of an ethanol plant of the size and location of the ethanol plant ultimately purchased by the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in the last section of Part II of this Offering Circular.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Siouxland Renewable Holdings, LLC, was organized on October 8, 2019 as a limited liability company under the laws of the State of Nebraska.  The Company is a start-up company that intends to purchase substantially all of the assets of any existing corn ethanol plant that it will then operate in order to produce and sell ethanol and its co-products.

Results of Operations

The Company was formed on October 8, 2019 and has not yet commenced operations.  As a result, the Company has not generated any revenues or profits.  All of the organizational and other start-up costs of the Company are being paid by Siouxland Ethanol, the sole member of the Company as of the date hereof and the Company has no obligation to reimburse Siouxland Ethanol for these costs.

Liquidity and Capital Resources

As reflected on its balance sheet, dated October 10, 2019, the Company had total assets of $62,403, of which $1,000 consisted of cash and the remainder consisted of deferred offering costs.  Currently, the Company does not have any revenue generating business operations, nor does the Company currently have the capital resources required to carry out its business strategy as described under “Plan of Operations” below.  The Company is planning to raise up to $50,000,000 of equity capital through the offering of 5,000 Units representing membership interests in the Company at price of $10,000 per Unit.  The offering will not close unless and until the Company receives and accepts subscriptions for at least 1,500 Units ($15,000,000).  In that event, Siouxland Ethanol has committed to subscribe for not less than 1,000 Units ($10,000,000).  The Company intends to use the entire proceeds of this offering, along with long-term debt financing, in order to purchase the assets of an existing ethanol plant and to provide its initial working capital.  See “Plan of Operations” below.

Plan of Operations

The Company’s plan of operations for the next 12 months is to purchase the assets of an existing corn ethanol plant, including all inventories of raw materials and finished products, and to hire the existing production employees working at that plant, and to continue to operate the plant.  The Company expects to generate revenues from the sale of ethanol for blending with gasoline as a motor fuel, distiller grains as an animal feed, and corn oil produced at the plant.  The Company is seeking to purchase the assets of an existing corn ethanol plant meeting the following criteria:

•                  Minimum 50 million GPY operating capacity plant utilizing technology developed by ICM;

•                  Rail access at the plant location; and

•                  Located in Iowa, Illinois, Nebraska, Minnesota, Indiana, or South Dakota, which are the top six corn-producing states.

The Company will not modify or waive its investment criteria.  We believe there are approximately 56 existing corn ethanol plants that meet these investment criteria.

At this time the Company does not have an agreement to purchase an ethanol plant, but based on its knowledge of the ethanol market, it expects that it will need up to $75,000,000 in order to purchase the assets of an ethanol plant meeting its minimum requirements and to cover its initial working capital needs.  Accordingly, even if the Company is able to raise the entire $50,000,000 through this offering of Units, it will require additional sources of capital to carry out its acquisition strategy.  The Company anticipates that it will be able to borrow the additional funds required to finance the purchase of an ethanol plant and to provide for its initial working capital needs.  However, the Company does not know how much debt financing it may ultimately require and has no firm commitment from any lender to provide such debt financing.  As a result, there is no assurance that the Company will have sufficient capital to finance the purchase of an ethanol plant and its initial working capital requirements.  The Company will not be allowed to access the funds raised through its offering of Units unless and until it has achieved the Funding Milestones, which are (i) an ethanol plant meeting its investment criteria has been identified, (ii) it has entered into a definitive agreement to purchase the assets of such ethanol plant, and (iii) is has entered into binding commitments from one or more lenders to provide the capital needed to purchase the identified ethanol plant pursuant to such definitive agreement and provide the Company’s initial working capital.  In the event the total capital available to the Company through its offering of Units and long-term debt financing is not sufficient to fully fund the purchase of an ethanol plant and to cover anticipated initial working capital needs, the Company may seek to form a joint venture with another party to purchase the targeted ethanol plant, in which case the Funding Milestones will be deemed to be met if the combined capital available to such joint venture is sufficient to purchase the identified ethanol plant pursuant to such definitive agreement and provide the joint venture’s initial working capital.  In all cases, the Company will be the majority member of any such joint venture arrangement.

The Company also expects to make capital improvements to any such ethanol plant similar to those that Siouxland Ethanol has made to its ethanol plant in Jackson, Nebraska, which had an initial 50 million GPY design capacity and uses ICM technology.  After completion of its most recent capital improvement program, the Siouxland Ethanol plant has a production capacity of approximately 95 million GPY and has achieved substantial operating and cost efficiencies.  The specific types of capital improvements that the Company may make at its ethanol plant, and the timing of making such improvements, will depend on a number of factors, including those based on the specific ethanol plant that is ultimately purchased by the Company, the price paid by the Company for the initial purchase of an ethanol plant, and the capital the Company has available to it for these purposes.  Although the Company does not have an agreement in place to purchase an ethanol plant, nor does it know the specific capital improvements that may be required for any ethanol plant it may be able to purchase, management of the Company expects that it will require up to $115,000,000 in total funding to purchase a suitable ethanol plant and make the type of capital improvements to the plant that it believes will be required to achieve the level of economic performance from the plant that the Company is seeking to achieve.  Depending on the type and timing of the capital expenditures the Company makes to its ethanol plant, the funds to finance these capital improvements may be partially provided by the Company’s cash flow from operations, but such improvements are expected to be largely financed with long-term borrowings in addition to any long-term debt incurred by the Company to purchase the plant.  Alternatively, the Company may seek to raise additional equity capital to finance any such capital improvements through the sale of additional Units or through a joint venture arrangement with another party.  The Company does not have a binding commitment from any lender to provide long-term debt financing for capital improvements and there is no assurance that any such debt financing will be available to the Company on satisfactory terms, if at all.  In addition, there is no assurance that the Company will be able to raise additional equity capital in order to finance a program of capital improvements for any ethanol plant that it may purchase.  Accordingly, if the Company is able to purchase an ethanol plant during the next 12 months, it may have to operate the plant as it is configured at the time of purchase, without improvement, for an indefinite period of time.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors, executive officers and significant employees and their ages, positions and terms of office as of the date hereof are as set forth below:

Name	Age	Position(s)	Term of Office	Approximate hours per week for part-time employees

Directors:

Pam Miller	60	Chairman and Director	October 8, 2019 - Present	As needed for Board Meetings

Shennen S.C. Saltzman	53	Vice Chairman and Director	October 8, 2019 - Present	As needed for Board Meetings

Steven Ausdemore	65	Director	October 8, 2019 - Present	As needed for Board Meetings

Mark Condon	62	Director	October 8, 2019 - Present	As needed for Board Meetings

Darrell J. Downs	82	Director	October 8, 2019 - Present	As needed for Board Meetings

Craig Ebberson	65	Director	October 8, 2019 - Present	As needed for Board Meetings

Vernon Henjes	79	Director	October 8, 2019 - Present	As needed for Board Meetings

John J. Meuret	38	Director	October 8, 2019 - Present	As needed for Board Meetings

Luke Moser	40	Director	October 8, 2019 - Present	As needed for Board Meetings

Douglas E. Nelson	56	Director	October 8, 2019 - Present	As needed for Board Meetings

Ronald Wetherell	75	Director	October 8, 2019 - Present	As needed for Board Meetings

Executive Officers:

Nick Bowdish	35	President and Chief Executive Officer	October 8, 2019 - Present

Steven Ausdemore	65	Treasurer; Principal Financial Officer and Principal Accounting Officer	October 8, 2019 - Present

Craig Ebberson	65	Secretary	October 8, 2019 - Present

Directors

Our Board currently consists of a total of 11 directors.  The Company’s Operating Agreement provides that directors will be elected by the Members for three-year terms, which are staggered so that the terms of approximately one-third of the entire number of directors expire each year.  As a result, our directors are classified into three groups designated as “Group I directors,” “Group II directors,” and “Group III directors.”  The directors on the Board are the same individuals who serve as the directors of Siouxland Ethanol, our initial Member, and, for ease of administration, they have been classified to serve in the same groups as they serve in on the Board of Directors of Siouxland Ethanol.  As a result, there is a total of four Group III directors whose terms will end on the date of the 2020 annual meeting of Members, while the terms of the three Group I directors will end on the date of the 2021 annual meeting of Members, and the terms of the four Group II directors will end on the date of the 2022 annual meeting of Members.

The following persons are the current Group I directors and will each continue to serve on the Board for terms ending in 2021:

Steven R. Ausdemore.  Mr. Ausdemore is the President and Chief Executive Officer of Citizens State Bank in Wisner, Nebraska and has held that position for over 35 years.  He has also served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since February 2015, and is the Chairman of its Finance Committee and currently serves on its Executive Committee and its Audit Committee.  Mr. Ausdemore has also served as the Treasurer of Siouxland Ethanol since March 2016.  He also serves as a Director of Wisner Community Development and is the Chairman of the Wisner Planning Commission and the Wisner Board of Adjustment.

Mark Condon.  Mr. Condon is retired.  Mr. Condon has served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since March 2009, and he currently serves on its Nominating and Governance Committee, its Investor Relations Committee and its Finance Committee.  From 1988 until 2014, he was the President of Condon Auto Sales and Service, Inc., a Buick and Honda automobile dealer in Sioux City, Iowa.  He then served as consultant to the President of Vern Eide Honda in Sioux City, Iowa from 2014 to 2016.  He was also the co-founder of Condon Ford, Inc., which was a Ford dealership in Moville, Iowa.  Mr. Condon is a 1979 graduate of Creighton University and has been an investor in the renewable fuels industry since 2001.

Douglas E. Nelson.  Mr. Nelson co-owns and operates a corn and soybean farming operation near Jackson, Nebraska with his brother and two sons.  He has also served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since February 2015, and he currently serves on its Risk Management Committee.  His family are fifth-generation family farmers in the Jackson, Nebraska area, and he has been engaged in the family farm since 1984.  Mr. Nelson co-owns and operates with his son Taylor the Jackson Express convenience store in Jackson, Nebraska.  Mr. Nelson is a past local school board member and director for the local farmers’ co-op as well as a current member of the Nebraska Corn Growers Association.

The following persons are the current Group II directors and will each continue to serve on the Board for terms ending in 2022:

Darrell J. Downs.  Mr. Downs is retired.  Mr. Downs has served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since its inception in August 2004 and he currently serves on its Personnel Committee.  From June 1995 through June 2005, he was employed as a marketing manager by a regional seed company.  Until 1994, Mr. Downs had been employed by Moorman Manufacturing Company for 38 years.  Mr. Downs serves as a consultant for Cherokee County Economic Development in Cherokee County, Iowa.  He is also a director of Little Sioux Corn Processors, LLC, an ethanol production company located in Marcus, Iowa.

Ronald Wetherell.  Mr. Wetherell has been the owner and operator of Wetherell Manufacturing Company, a designer and manufacturer of farm implements, hydraulic cylinders, and truck utility bodies, in Cleghorn, Iowa, since 1966.  Mr. Downs has served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since its inception in August 2004 and he currently serves on its Risk Management Committee.  He is also involved in a farming operation in northwest Iowa.  Mr. Wetherell is the Chairman of the Board of Little Sioux Corn Processors, LLC, an ethanol production company located in Marcus, Iowa.  He also served 16 years on the Board of Supervisors of Cherokee County, Iowa.

Vernon Henjes.  Mr. Henjes is a retired certified public accountant.  Mr. Henjes has served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since October 2018 and he currently serves on its Audit Committee and its Finance Committee.  He had previously served on the Board of Directors of Siouxland Ethanol from September 2015 through April 2017 under a special provision of Siouxland Ethanol’s Operating Agreement that allowed a Member that purchased more than 200 Units to appoint a director.  From 1990 until his retirement in 2012, Mr. Henjes was a shareholder of the accounting firm Henjes, Conner & Williams, PC in Sioux City, Iowa.  Prior to that, Mr. Henjes practiced public accounting with William & Company in Sioux City from 1960 through November 1990 and became a partner of that firm in 1966.  Mr. Henjes currently acts as an independent contractor to Steele Capital Management, a registered investment advisor in Dubuque, Iowa, and is the President and a director and shareholder of Midwest Better Trucking Bureau d/b/a Iowa Better Trucking Bureau in Sioux City.

Luke Moser.  Mr. Moser is the Chief Operating Officer of Western Oil Inc., which is based in Valentine, Nebraska and is a family-owned refined fuels business with operations across wholesale, transportation, and retail and currently operates 25 retail locations under the SpeedeeMart name.  Mr. Moser has served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since March 2019 and he currently serves on its Risk Management Committee.  Mr. Moser has worked in management of the Danielski family of businesses since 1998 coming up through the agricultural side and then transitioning into the refined fuels business.  He is involved in several local and state boards, including the Valentine Economic Development, the Airport Advisory Board, the Cherry County FSA board, and the Nebraska Petroleum Marketers Association Board.

The following persons are the current Group III directors and will each continue to serve on the Board for terms ending in 2020:

Craig Ebberson.  Mr. Ebberson owns and operates a general farming operation, Circle E Farms, near Belden, Nebraska, with his wife and two sons.  Together they raise corn and soybeans and operate a 10,000-head feed yard.  Mr. Ebberson has served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since its inception in August 2004 and he currently serves on its Executive Committee, its Risk Management Committee and its Personnel Committee.  He has also served as the Secretary of Siouxland Ethanol since March 2016.  Mr. Ebberson also co-owns and operates Kerloo

Creek Ranch, Wynot River Farms and Penny Poke Ranch, all family-owned and -operated companies.  He has been farming since 1970.  He is a member of Nebraska Cattlemen, the Nebraska Corn Growers Association and the Nebraska Soybean Association.

John J. Meuret.  Mr. Meuret is a lifelong resident of Brunswick, Nebraska.  Since 2005, he has been employed by J.E. Meuret Grain Company, Inc., a family-owned and -operated grain elevator and feed mill that has been in continuous operation since being founded by his great-grandfather in 1923, and he currently serves as its Merchandising Manager for locations throughout northeast Nebraska.  Mr. Meuret has served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since March 2017 and is currently the Chairman of its Risk Management Committee and serves on its Nominating and Governance Committee.  Mr. Meuret is a 2003 graduate of the University of Nebraska-Lincoln with a degree in Business Management.  He is also a board member of the Nebraska Grain & Feed Association and the Upper Elkhorn Natural Resource District, and a member of the Brunswick Volunteer Fire Department.

Pam Miller.  Ms. Miller has served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since its inception in August 2004 and is its current Chairman.  Ms. Miller also serves as the Chair of its Executive Committee, and serves on its Personnel Committee and its Investor Relations Committee.  Ms. Miller also acts as Siouxland Ethanol’s Director of Industry and Investor Relations, a position she has held since June 2016.  Ms. Miller was previously the Dean of the College Center in South Sioux City and was employed by Northeast Community College from 2005 to 2016.  Prior to that she was an adjunct faculty member at Morningside College and Western Iowa Tech from 1996 through 2004.  She also served as a County Commissioner from 2003 to 2006 in Dakota County, Nebraska.  She received her bachelor’s degree from Wayne State College and her MBA from the University of South Dakota.  Ms. Miller currently serves on the Dakota County Rural Economic Development Committee, and on the boards of the American Coalition for Ethanol (ACE), the Renewable Fuels Association (RFA) and Renewable Fuels Nebraska (RFN).  She also serves on the executive committee for RFA and RFN.  Ms. Miller is the founding member of Siouxland Earth Day 2019.

Shennen S.C. Saltzman.  Mr. Saltzman has been the owner of SEP, LLC since 1997, which owns and operates five Burger King Restaurants with locations in Sioux City, Iowa and South Sioux City, Nebraska.  Mr. Saltzman has served on the Board of Directors of Siouxland Ethanol, the initial Member of the Company, since its inception in August 2004 and currently serves as its Vice Chairman.  He is also the Chairman of its Nominating and Governance Committee and serves on its Executive Committee, its Audit Committee, its Finance Committee and its Investor Relations Committee.  He has also been a farmer/rancher since 2001.  Beginning in December 1989 until he purchased SEP, LLC in 1997, he was an Executive Vice President at Pioneer Bank in Sioux City, Iowa.  Mr. Saltzman is a stockholder of Pioneer Bank and continues to serve as Vice Chairman of its Board of Directors.

Executive Officers

Our executive officers are Nick Bowdish, President and Chief Executive Officer; Steve Ausdemore, Treasurer, Principal Financial Officer and Principal Accounting Officer; and Craig Ebberson, Secretary.  Information relating to Messrs. Ausdemore and Ebberson is set forth above.  Information relating to Mr. Bowdish is set forth below:

Nick Bowdish.  Mr. Bowdish has served as the President and Chief Executive Officer of Siouxland Ethanol, the initial Member of the Company, since December 2015.  Nick Bowdish is President of N Bowdish Company LLC, a company formed in 2013 that provides project development, consulting and management services to the ethanol industry.  Through N Bowdish Company LLC, Mr. Bowdish serves as President and CEO of Elite Octane, LLC, a corn ethanol production company located in Atlantic, Iowa.  From 2008 to 2013, Mr. Bowdish was General Manager of Platinum Ethanol, LLC, located in Arthur, Iowa, where he was the sole manager of Platinum’s commodity margin and risk management strategy.  From 2007 to 2008, Mr. Bowdish was a project developer at Fagen, Inc., located in Granite Falls, Minnesota, where he served the ethanol, wind, and industrial process industries.  Mr. Bowdish serves as director of New Hope Village, an organization that cares for persons with disabilities, located in Carroll, Iowa; and Homeland Energy Solutions, located in Lawler, Iowa.  Mr. Bowdish previously served on the boards of Western Wisconsin Energy, Heron Lake Bioenergy, Badger State Ethanol and Pannonia Ethanol, all corn ethanol production facilities.  Mr. Bowdish graduated from the University of Wisconsin — Madison with a bachelor’s degree in Agricultural Business Management.

Family Relationships

There are no family relationships existing between or among any of the Company’s directors or executive officers.

Legal Proceedings

None.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Board will have the authority to establish reasonable compensation for directors for services to the Company as directors and to reimburse directors for the reasonable travel and other expenses, if any, incurred by them to attend meetings of the Board and its committees or otherwise in connection with carrying out their duties as directors.  In addition, the directors may approve the salaries and other compensation packages of the officers of the Company.

The Company’s officers or directors will not receive any compensation for their services to the Company unless and until the Funding Milestones have been achieved.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The Company has not issued any Units and has not entered any agreement to issue any Units to any party at this time, including any of our directors or officers.  Accordingly, no tabular information relating to the ownership of Units by our officers, directors or 5% or greater Unit holders is being provided.

Our officers and directors may purchase Units being offered by this Offering Circular on the same terms as any other investor acquiring Units.  In addition, Siouxland Ethanol has committed to purchase up to 1,000 Units ($10,000,000) in this offering.  The officers and directors of Siouxland Ethanol are the same individuals who are the officers and directors of the Company.  In addition, to being officers and directors of Siouxland Ethanol, many of these individuals own limited liability company interests in Siouxland Ethanol.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

SECURITIES BEING OFFERED

The Company is offering Units evidencing limited liability company interests.  Each Unit represents a membership interest in the Company.  No physical certificates evidencing Units will be issued.  As the holder of Units, a Member of the Company will have all of the rights and obligations associated therewith, including the right to receive distributions of the Company’s cash flow, allocations of the Company’s profits and losses, proceeds from the liquidation of the Company upon dissolution, and certain voting rights, all as set forth in the Company’s Operating Agreement.  Set forth below is a summary of the principal terms of the Operating Agreement.  This summary is not complete and is qualified in its entirety by reference to the entire Operating Agreement, a copy of which has been filed as an exhibit to this Offering Circular.  You should review the Operating Agreement in its entirety before making a decision to invest in Units since it is the principal document controlling your rights and obligations as a Member of the Company.

Summary of the Operating Agreement

The following is a summary of the principal terms of the Company’s Operating Agreement.  This summary is not complete and is qualified in its entirety by reference to the entire Operating Agreement, the form of which has been filed as an exhibit to this Offering Circular.  You should review the entire Operating Agreement before making a decision to invest in Units since it is the principal document controlling your rights and obligations as a Member of the Company.

Nature of Units

Each Unit represents a membership interest in the Company issued to a Member.  Units are personal property for all purposes and do not represent any type of ownership interest in any of the Company’s assets.  Units will not be certificated.

A Member’s right to vote with respect to matters submitted to a vote of the Members will be determined at any time by dividing the number of Units issued to such Member by the total number of Units then issued and outstanding.  The Company is authorized to issue any number of Units from time to time on such terms as the Board determines; provided, however, the Board will not issue Units to any person if, as a result, (i) the total number of Unit holders would exceed 1,999 or (ii) the total number of Unit holders who are not “accredited investors (as defined in federal securities law) would exceed 499.

Limited Liability

No Member, director or officer of this Company will be personally liable for any debt, obligation or liability of this Company merely by reason of being a Member, director or officer of the Company.

Management

Board of Directors.  The Company is a “manager-managed” limited liability company as defined under the Nebraska Uniform Limited Liability Company Act (the “Act”) and the Company’s directors acts as the “managers” of the Company for that purpose.  The directors will be elected annually by the Members.  Each director will have one (1) vote at meetings of the Board.  There are currently a total of eleven (11) directors of the Company, each of which is identified under the heading “DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES” in this Offering Circular, but the total number of directors of the Company may be as few as seven (7) and as many as fifteen (15).  The Board may increase or decrease the total number of directors comprising the entire Board at any time within the foregoing range; provided, however, that no decrease in the number of directors making up the entire

Board will result in the shortening of the term of any incumbent director.  Directors are required to devote such time to the affairs of the Company as may be necessary to manage and operate the Company, but are free to serve any other person or enterprise in any capacity that the director may deem appropriate in such director’s discretion.

Directors are classified into three groups designated as Group I, Group II and Group III, with each such group being elected to serve for a staggered term of three (3) years.  The current term of the Group I directors expires in 2021, the current term of the Group II directors expires in 2022, and the current term of the Group III directors expires in 2020.  At each annual meeting of the Members, the group of directors whose term expires as of the date of such annual meeting will be elected by the Members for a term of three (3) years, and each such elected director will serve until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of any such director.  Directors will be elected by a plurality vote of the Members, so that the nominees receiving the greatest number of votes relative to all other nominees are elected as directors.  A Director may not be removed or disqualified from the Board other than for Cause as determined by the vote or consent of a majority of the other Directors then serving on the Board, and “Cause” means (i) a breach of a fiduciary duty by such Director, or (ii) the conviction of such Director of, or plea of nolo contendere by such Director to, any felony or any crime of moral turpitude.  Nominations for persons to serve as directors may be made by Board (or a nominating committee established by the Board) or by any Member who holds, or Members who hold in the aggregate, at least 10% of the then outstanding Units, all in accordance with the nomination procedure set forth in the Operating Agreement.

The Board will take action by the vote of a majority of the number of directors present at a meeting at which a quorum is present.  Not less than 50% of the directors authorized to vote on a matter as provided by the Operating Agreement will constitute a quorum for the transaction of business at any Board meeting.

Except for the specific matters requiring the vote of the Members described below under “Voting Rights of Members” and the authority vested in the Tax Matters Partner described below under “Tax Matters,” the Board will have the exclusive right and authority to direct the business and affairs of the Company, and will exercise all of the powers of the Company.  Among other things, the Board has the exclusive right to act with respect to the following matters:

(a)                                 Conduct the Company’s business, carry on its operations and have and exercise the powers granted by the Act in any state, territory, district or possession of the United States, or in any foreign country which may be necessary or convenient to effect any or all of the purposes for which the Company is organized;

(b)                                 Acquire by purchase, lease, or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(c)                                  Operate, maintain, finance, improve, construct, own, grant operations with respect to, sell, convey, assign, mortgage, and lease any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(d)                                 Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of the business, or in connection with managing the affairs of the Company, including executing amendments to the Operating Agreement and the Company’s Certificate of Organization in accordance with the terms of the Operating Agreement, both as directors and, if required, as attorney-in-fact for the Members pursuant to any power of attorney granted by the Members to the Board;

(e)                                  Cause the Company to issue any number of Units in exchange for capital contributions to the Company in such amounts as may be established from time to time by the Board, subject only to the limitation in Section 2.2 of the Operating Agreement;

(f)                                   Borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company, and secure the same by mortgage, pledge, or other lien on any Company assets;

(g)                                  Execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Company assets;

(h)                                 Prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the assets of the Company and in connection therewith execute any extensions or renewals of encumbrances on any or all of such assets;

(i)                                     Care for and distribute funds to the Members by way of cash income, return of capital, or otherwise, all in accordance with the provisions of the Operating Agreement, and perform all matters in furtherance of the objectives of the Company or the Operating Agreement;

(j)                                    Contract on behalf of the Company for the employment and services of employees and/or independent contractors, such as lawyers and accountants, and delegate to such persons the duty to manage or supervise any of the assets or operations of the Company;

(k)                                 Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to Company assets and directors’ and officers’ liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be lawfully carried on or performed by a limited liability company under the laws of each state in which the Company is then formed or qualified;

(l)                                     Take, or refrain from taking, all actions, not expressly proscribed or limited by the Operating Agreement, as may be necessary or appropriate to accomplish the purposes of the Company;

(m)                             Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company, the Members or the directors or officers in connection with activities arising out of, connected with, or incidental to the Operating Agreement, and to engage counsel or others in connection therewith;

(n)                                 Purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, other limited liability companies, or individuals or direct or indirect obligations of the United States or of any government, state, territory, government district or municipality or of any instrumentality of any of them;

(o)                                 Agree with any person as to the form and other terms and conditions of such person’s capital contribution to the Company and cause the Company to issue membership economic interests and Units in consideration of such capital contribution; and

(p)                                 Indemnify a Member or directors or officers, or former Members or directors or officers, and to make any other indemnification that is authorized by the Operating Agreement in accordance with, and to the fullest extent permitted by, the Act.

Notwithstanding the power and authority of the Board to manage the business and affairs of the Company, no director acting individually will have authority to act as agent for the Company for the purposes of its business (including the execution of any instrument on behalf of the Company) unless the Board has authorized the director to take such action.  The Board may also delegate authority to manage the business and affairs of the Company to the officers of the Company and other persons designated by the Board.  The Board may establish one or more committees having authority of the Board in the management of the business of the Company to the extent consistent with the Operating Agreement and the Act.

Officers.  The day-to-day operation of the Company will be carried out by the officers of the Company who will be appointed by the Board.  Officers will include a President and Chief Executive Officer, Treasurer and a Secretary, along with any vice presidents, assistant secretary or other subordinate officers that the Board determines to appoint from time to time.  The President will perform the duties normally performed by a person acting as the president of a business corporation formed under Nebraska law, including, without limitation, the management of the Company’s day-to-day operation.  The Treasurer of the Company will keep accurate financial records for the Company and be responsible for the deposit of all Company funds in the name of and to the credit of the Company.  The Treasurer will also be responsible for preparing financial reports of the Company and the coordination of financial matters of the Company with the Company’s accountants.  The Secretary will generally maintain the records of the Company, including minutes of the proceedings of the Board and of the Members and will be responsible for providing notices of such meetings and maintaining the Member registry.

Compensation and Expenses of Directors and Officers

The Board will have the authority to establish reasonable compensation for directors for services to the Company as directors or otherwise and to reimburse directors for the reasonable travel and other expenses, if any, incurred by them to attend meetings of the Board and its committees or otherwise in connection with carrying out their duties as directors.  In addition, the directors, by resolution, may approve the salaries and other compensation packages of the officers of the Company.

Limitation of Liability; Indemnification of Directors and Officers

No director or officer of this Company will be personally liable to this Company or its Members for monetary damages for a breach of fiduciary duty by such director or officer; provided that this provision does not eliminate or limit the liability of a director or officer for (i)  any breach of the duty of loyalty to the Company or its Members; (ii)  acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; or (iii) a transaction from which the director or officer derived an improper personal benefit or a wrongful distribution in violation of the Act.  To the maximum extent permitted under the Act and other applicable law, the Company will indemnify, save and hold harmless, and pay all judgments and claims against each director or officer relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such director or officer, in connection with the business of the Company, including reasonable attorneys’ fees incurred by such director or officer in connection with the defense of any action based on any such act or omission.

To the maximum extent permitted under the Act and other applicable law, in the event of any action by the owner of one or more Units, whether or not admitted as a Member (each, a “Unit Holder”), against any director or officer, including a derivative suit, the Company will indemnify, save harmless, and pay all costs, liabilities, damages and expenses of such director or officer, including reasonable attorneys’ fees incurred in the defense of such action.  Notwithstanding the foregoing provisions, no director or officer will be indemnified by the Company to the extent prohibited or limited by the Act.  The Company may purchase and maintain insurance against such liability.

Voting Rights of Members

Members will vote annually for the election of directors as described above under “Management — Board of Directors.”  In addition, the prior consent of Members holding at least a majority of the then outstanding Units will be required before the Board may take, or cause the Company to take, any of the following actions:

(a)                                 Merge or consolidate with or into any other entity;

(b)                                 Sell, exchange or otherwise dispose of at one time all or substantially all of its assets, except for a liquidating sale of assets in connection with the dissolution of the Company;

(c)                                  Amend the Operating Agreement;

(d)                                 Engage in any business that is not consistent with the stated purposes of the Company or use Company assets, or assign rights in Company assets, for other than a Company purpose; or

(e)                                  Confess a judgment against the Company in an amount in excess of $5,000,000.

Each Member will have be entitled to one (1) vote for each Unit owed by such Member with regard to each matter submitted to a vote of the Members.  Members do not have a right to cumulate their votes for any matter entitled to a vote of the Members, including election of directors.  Members may vote at a duly constituted meeting of the Members (which may be attended in person or by telephone) or take action by written consent in lieu of a meeting.  In addition to annual meetings of the Members, special meetings of the Members may be called from time to time by the Board or by Members owning, collectively, 5% or more of the outstanding Units.  Members may vote at any meeting of the Members by proxy or mailed ballot.  The presence (in person or by proxy or mail ballot) of Members representing an aggregate of at least 25% of the Units entitled to vote at the applicable meeting of the Members is required for the transaction of business at such a meeting.  If a quorum is present, the affirmative vote of a majority of Units represented at a meeting of the Members and entitled to vote on the matter will constitute the act of the Members.

Transfer of Units

Any voluntary or involuntary sale, assignment, pledge or other type of disposition of Units (including by way of a gift) is defined as a “Transfer” under the Operating Agreement and will only be recognized by the Company if the Transfer is made in accordance with the terms of the Operating Agreement.  Any other Transfers will be null and void and of no force or effect whatsoever.

A Member desiring to Transfer Units (including a “Permitted Transfer”, as defined below) must submit an applications for the Transfer to the Secretary of the Company in whatever form the Board has determined to be appropriate.  Except for a Permitted Transfers, all Transfers of Units require the prior approval of the Board which it may grant or withhold in its sole discretion for any reason.  Among other things, the Company may require any transferor of Units to provide an opinion of counsel reasonably satisfactory to the Company to the effect that such Transfer complies with or is exempt from any registration requirements under applicable federal or state securities laws.  If a Member desires to pledge Units as security for the payment of a debt, the party to which the Units are pledged must agree to be bound by the terms of the Operating Agreement relating to the Transfer of those Units.  The Company may also require the parties to a Transfer to reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with the Transfer of Units, including, but not limited to, legal fees and costs.

The following Transfers (“Permitted Transfers”) do not require the prior consent of the Board:

(a)                                 A Transfer to a Unit Holder’s administrator, executor or guardian by operation of law or judicial decree;

(b)                                 A Transfer made without consideration to a Related Party (as defined in the Operating Agreement) or an affiliate of the Unit Holder or to a trust established for the benefit of any Related Party of the Unit Holder; or

(c)                                  A Transfer to any existing Member.

Any Transfer duly approved by the Board will be recognized and effective as of the first day of the calendar month following the calendar month during which the Transfer is approved.  A Permitted Transfer will be recognized and effective as of the first day of the calendar month following the calendar month during which the application for such Transfer is received by the Company, unless such application is delivered later than the twenty-fifth (25th) day of a calendar month in which case such Permitted Transfer will be recognized and effective as of the first day of the next succeeding calendar month.  Notwithstanding the foregoing, the recognition and effectiveness of a Transfer of Units (including a Permitted Transfer) will be deferred to the extent determined by the Board to be necessary to prevent (i) the total number of Unit Holders exceeding 1,999 or the total number of Unit Holders who are not Accredited Investors exceeding 499, (ii) the Company being treated as a “publicly traded partnership” within the meaning of Code Section 7704(b) or otherwise jeopardizing the status of the Company as a partnership for income tax purposes, or (iii) the application of the rules of Code Sections 168(g)(1)(B) and 168(h) or similar rules to apply to the Company (each a “Deferral Event”).  If a Transfer of Units is so delayed, the Company will recognize and allow such Transfer on the first practicable date on which such Transfer can be made, in the opinion of Company counsel, without causing a Deferral Event.  No Transfer of any Units will be allowed after a Dissolution Event (as defined in “Term and Dissolution” below) has occurred.

In the case of a Transfer or attempted Transfer of Units that is in violation of the Operating Agreement, the parties engaging or attempting to engage in such Transfer will be liable to the Company and the other Members for all cost, liability, and damages that the Company or the other Members may incur (including, without limitation, incremental tax liabilities, lawyers’ fees and expenses) as a result of such Transfer or attempted Transfer.  To recover any such damages the Company may retain distributions otherwise payable with respect to any Units which are Transferred, or attempted to be Transferred, without compliance with the terms of the Operating Agreement.

Cash Distributions

The Board, in its discretion, will make distributions of Net Cash Flow (as defined in the Operating Agreement), if any, to the Members from time to time, subject to, and to the extent permitted by law (including the limitation on distributions under the Act), or any loan covenants or restrictions on such distributions agreed to by the Company in any loan, credit or any other debt financing agreements with the Company’s lenders and creditors from time to time in effect.  In determining Net Cash Flow, the Board will endeavor to provide for cash distributions at such times and in such amounts as will permit the Members to make timely payments of their federal and state income tax liability resulting from Company profits allocated to them.  All distributions of Net Cash Flow distributed to the Members will be in proportion to the Units held by each Member, except as otherwise may be required under applicable income tax rules upon dissolution of the Company.

Cash distributions with respect to Units that have been transferred will be made to the holder of the transferred Units on the record date established by the Board for such distribution.  As a result, cash distributions with a record date on or before the date of such Transfer will be paid to the transferor of the Units, and any distribution with a record date thereafter will be paid to the transferee of such Units.

The Company is authorized to withhold from cash distributions to Members any amounts required to be withheld pursuant to federal, state or local tax law.  All amounts so withheld will be treated as amounts distributed to the Members for all purposes under the Operating Agreement.

Allocation of Profits and Losses

After making any special allocations required by Section 704(b) and the associated regulations thereunder, all Company profits and losses for each fiscal year will be allocated among the Members in proportion to the Units held by each Member.  For purposes of determining the Company profits, losses, or any other items allocable to any period, profits, losses, and any such other items for the Company will be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code Section 706 and the associated income tax regulations.  In addition, all credits against income tax with respect to the Company’s property or operations will be allocated among the Members in accordance with their ownership of Units for the fiscal year during which the expenditure, production, sale, or other event giving rise to the credit occurred.

Profits and losses for any fiscal year attributable to Units that have been transferred during such fiscal year will be divided and allocated between the transferor and the transferee by taking into account their varying interests during the fiscal year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Board.

Capital and Capital Accounts

Upon a Member’s admission to the Company as a Member (other than as a result of the Transfer of outstanding Units to such Member), such Member will make a capital contribution to the Company in cash for each Unit issued to such Member in accordance with the terms of such Member’s Subscription Agreement.  Members are not obligated to make any additional capital contributions to the Company or to pay any assessment to the Company, other than any unpaid amounts on their original capital contributions and Units are not subject to any calls, requests or demands for capital.

The Company will not pay interest to Members on their capital contributions and no specific time has been established for the repayment of a Member’s capital.  Under any circumstances requiring a return of capital, Members only have the right to receive cash and no Member will have any priority over any other Member as to the return of its capital contributions or as to other distributions of cash or other assets, except as expressly provided in the Operating Agreement.  Any return of a Member’s capital will be made solely from the available assets of the Company and no Member is personally liable to any other Member for the return of such Member’s capital.

The Company will maintain a separate capital account for each Member in accordance with the capital account maintenance rules set forth in Treasury Regulations § 1.704-1(b)(2)(iv).  In general, a Member’s capital account will be increased by (i) the amount of money contributed by the Member to the Company, (ii) the fair market value of property contributed by the Member to the Company (net of liabilities that the Company is considered to assume or take subject to pursuant to Code Section 752), and (iii) the amount of all profits allocated to the Member.  In general, a Member’s capital account will be decreased by (x) the amount of money distributed to the Member by the Company, (y) the fair market value of any property distributed to the Member (net of any liabilities that such Member is considered to assume or take pursuant to Code Section 752), after adjusting each Member’s capital account by such Member’s share of the unrealized income, gain, loss and deduction inherent in such property and not previously reflected in such capital account, as if the property had been sold for its then fair market value on the date of distribution, and (z) the Member’s share of losses.  Each Member’s capital account will be appropriately adjusted for income, gain, loss and deduction as required by Treasury Regulations § 1.704-1(b)(2)(iv)(g) (relating to allocations and adjustments resulting from the reflection of property on the books of the Company at book value, or a revaluation thereof, rather than at adjusted tax basis).  The Board will also (i) make any adjustments that are necessary or appropriate to maintain equality between the capital accounts of the Unit Holders and the amount of capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause the Operating Agreement not to comply with Regulations Section 1.704-1(b).

Tax Matters

The Board is authorized to make any and all elections for federal, state, local, and foreign tax purposes, including any election under Code Section 754, as the Board determines appropriate and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and Members.

The Company will provide each Member with annual income tax information (Schedule K-1 or successor) for each fiscal year as soon as reasonably practical after the end of such fiscal year.

The Board will designate a director or officer to act as the Company’s “Partnership Representative” for purposes of the IRS’s audit rules for entities taxed as partnerships set forth in Code Sections 6221 through 6241, as amended by the Bipartisan Budget Act of 2015, together with any guidance issued thereunder or successor provisions and any similar provisions of state or local tax laws.  The Partnership Representative will represent the Company (at the Company’s expense) in connection with all examinations of the Company conducted by the IRS or other tax authorities, including resulting administrative and judicial proceedings, and to expend the Company’s funds for professional services reasonably incurred in connection therewith.  Each Member agrees to reasonably cooperate with the Partnership Representative and the Board with respect to the conduct of such tax proceedings.

Fiscal Year

The Company’s fiscal year will end on September 30 of each year.

Accounting, Books and Records

The books and records of the Company will be kept, and the financial position and the results of its operations recorded, in accordance with U.S. generally accepted accounting principles.  The books and records will reflect all of the Company’s transactions and will be appropriate and adequate for the

Company’s business.  The Company will maintain at its principal office all of the following: (i) a current list of the full name and last known business or residence address of each Member, together with the capital contributions, capital account and number of Units held by each Member; (ii) the full name and business address of each director; (iii) a copy of the Company’s Certificate of Organization and any amendments thereto; (iv) copies of the Company’s federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years; (v) a copy of the Operating Agreement and any and all amendments thereto; and (vi) copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years.  The Company will use the accrual method of accounting in preparation of its financial reports and for tax purposes and will keep its books and records accordingly.

Reports

The Company will prepare in accordance with U.S. generally accepted accounting principles and make available to each Member, the Company’s annual financial statements not later than one hundred and twenty (120) days after the end of such fiscal year, including a balance sheet as of the end of such fiscal year and the related statements of operations, Members’ equity and changes therein, and cash flows for such fiscal year, together with appropriate notes to such financial statements and supporting schedules, all of which will be audited by the Company’s accountants, and in each case, to the extent the Company was in existence, setting forth in comparative form the corresponding figures for the immediately preceding fiscal year end (in the case of the balance sheet and the statements of operations).

A Member (or a designated representative) may review the foregoing records during regular business hours of the Company for purposes relating to such Member’s interest as a Member in the Company, subject to compliance by such Member with the safety, security and confidentiality procedures and guidelines of the Company and limitations under the Act, or may request copies of such records to be provided at such Member’s expense.

Termination of Membership

The membership of a Member in the Company will terminate upon the occurrence of events described in the Act, including resignation and withdrawal.  If for any reason the membership of a Member is terminated, the Member whose membership has terminated becomes a non-Member Member (or Unit Holder) and loses all voting rights associated with such Units.  The Company will not be dissolved upon the occurrence of any event that is deemed to terminate the continued membership of a Member and a Member whose membership in the Company terminates (or a transferee of such terminated Member) will not have any right to demand or receive a return of such terminated Member’s capital contributions or to require the purchase or redemption of the Member’s Units.  Neither the Company nor any Member will have any obligation to purchase or redeem the Units or membership interest of any terminated Member or transferee of any such terminated Member.

Term and Dissolution

The Company will have an indefinite term that will continue until the winding up and liquidation of the Company and its business is completed following a (i) the affirmative vote of the Members holding at least 75% of the then outstanding Units to dissolve, wind up, and liquidate the Company; or (ii) the entry of a decree of judicial dissolution pursuant to the Act (each a “Dissolution Event”).  No Member will have the right to have the Company dissolved or to have such Member’s capital contribution returned except as provided in the Operating Agreement.

After a Dissolution Event, the Company will continue solely for the purposes of winding up its affairs, liquidating its assets and satisfying the claims of its creditors.  These activities will be carried on by a liquidator appointed by the Board.  Assets of the Company will be applied and distributed by the liquidator (a) first to the creditors of the Company (including Members and directors who are creditors) in satisfaction of all of the Company’s debts and other liabilities; (b) second to Members in satisfaction of liabilities for distributions pursuant to the Act; and (c) third, the balance, if any, to the Members in accordance with the positive balance in their capital accounts calculated after making the required adjustment thereto.  A Member with a deficit capital account balance, will not be required to make a contribution to the capital of the Company to restore such deficit balance and such deficit will not be considered a debt owed to the Company or to any other person.  The liquidator may establish a reasonable reserve for Company liabilities (contingent or otherwise) and withhold the amount in such reserve from distribution to the Members.

While the liquidator may determine to distribute all or any portion of the property of the Company in-kind to some or all of the Members rather than to sell such assets and distribute the proceeds therefrom to the Members, the Members have no right or power to demand or receive Company property other than cash upon dissolution of the Company or otherwise.  If the assets of the Company remaining after payment or discharge of the debts or liabilities of the Company are insufficient to return the full capital contribution of the Members, the Members will have no recourse against the Company or any other Member or the directors.

Amendments to the Operating Agreement

Amendments to the Operating Agreement may be proposed by (i) the Board, or (ii) any Member or Members owning an aggregate of not less than 10% of the then outstanding Units.  Except as provided below, a duly proposed amendment to the Operating Agreement will be adopted and become effective as an amendment upon approval thereof by Members holding a majority of the issued and outstanding Units.  However, the Operating Agreement will not be amended in any manner that would modify the limited liability of a Member, or alter the economic interest of a Member, without the consent of each Member adversely affected thereby.  Each duly adopted amendment to the Operating Agreement will be binding on all Members without the need for any signature or other acknowledgment of such amendment by or on behalf of any Member.

Independent Activities; Transactions with Affiliates

The Operating Agreement allows (i) any Member or director or their affiliates to engage in whatever activities he, she or it chooses (including, specifically, being a Member, officer, director or employee of Siouxland Ethanol), whether such activities are competitive with the Company or otherwise, and any such activities may be undertaken without having or incurring any obligation to offer any interest in such activities to the Company or any Member.  To the extent permitted by applicable law, the Board is authorized to cause the Company to purchase property from, sell property to or otherwise deal with any Member or any affiliate of any Member (including any Member who is also a director), acting on its, his or her own behalf, provided that any such purchase, sale or other transaction will be made on terms and conditions which are no less favorable to the Company than if the sale, purchase or other transaction had been made with an independent third party.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain significant U.S. federal income tax consequences of an investment in the Company.  The following discussion does not discuss all the potential tax considerations relevant to the Company, its operations or the Operating Agreement.  Moreover, the U.S. federal income tax considerations relevant to a specific Member depend upon that Member’s particular circumstances.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis).  No tax rulings have been or are anticipated to be requested from the IRS or other taxing authorities with respect to any of the tax matters discussed herein.

Except as specifically noted, the following general discussion assumes that each Member is an individual who is a U.S. citizen or resident individual or a domestic corporation that is not tax-exempt and that each Member holds its Units in the Company as a capital asset and is the initial holder of such Units.  Except as specifically indicated, the following discussion does not deal with the consequences of the ownership of Units in the Company by special classes of holders, such as dealers in securities or life insurance companies.  Special rules applicable to tax-exempt Members are discussed separately below.

The discussion considers existing laws, applicable current and proposed Treasury regulations, current published administrative positions of the IRS contained in revenue rulings, revenue procedures, and other IRS pronouncements and published judicial decisions, which are subject to change, either prospectively or retroactively.  Changes in the Code or the Treasury Regulations could have a material adverse effect upon the tax treatment of an investment in the Company.

This description of certain U.S. federal income tax considerations of an investment in the Company will not have any binding effect or official status of any kind, and no assurance can be given that the conclusions reached herein will be sustained by a court if such conclusions are contested by the IRS.  You are advised that any discussion of U.S. federal tax matters in this Offering Circular was not intended or written to be used for the purposes of avoiding penalties that may be imposed on you as a taxpayer and you should seek the advice of an independent tax advisor based on your particular circumstances before making a decision to acquire Units in the Company.

Tax Risks

You should consider your personal characteristics and investment objectives in determining whether an investment in the Company is suitable for you.  There are many tax risks associated with an investment in the Company.  The discussion in this Offering Circular concerning tax risks and tax consequences is a summary and is not intended as a substitute for careful tax planning.  Tax matters concerning the Company are complex and subject to varying interpretations.  The effect of tax laws may vary with the particular circumstances of each Member.  You should consult your own tax advisor regarding the tax consequences of an investment in the Company before deciding to invest in the Company.

Treatment as a Partnership

The Company has been organized as a limited liability company and believes it will be classified as a partnership for federal income tax purposes.

Notwithstanding its classification as a partnership, the Company could be treated as a corporation for federal income tax purposes if it were classified as a “publicly traded partnership” (“PTP”) within the meaning of Section 7704 of the Code.  Under Section 7704 of the Code, a partnership is classified as a PTP if interests in such partnership trade on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof.  The Company does not intend to allow Units to be “traded on an established securities market” within the meaning of the regulations under Section 7704 of the Code (the “PTP Regulations”).  Under the PTP Regulations, interests in a partnership are considered readily tradable on a secondary market or the substantial equivalent thereof if, taking into account all of the facts and circumstances, the partners are readily able to buy, sell or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market because (i) interests in the partnership are regularly quoted by any person, such as a broker or dealer, making a market in the interests, (ii) any person regularly makes available to the public (including customers or subscribers) bid or offer quotes with respect to interests in the partnership and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others, (iii) the holder of an interest in the partnership has a readily available, regular and ongoing opportunity to sell or exchange interests in the partnership, or (iv) prospective buyers and sellers otherwise have the opportunity to buy, sell or exchange interests in the partnership in a time frame and with regularity and continuity that is comparable to the foregoing.  Even if Units are considered regularly tradable in a manner described in the preceding sentence, the Company will not be classified as a PTP unless the Company participates in the establishment of the market by (A) redeeming the transferor Member (in the case of a redemption or repurchase by the Company) or (B) admitting the transferee as a Member or otherwise recognizing any rights of the transferee, such as a right of the transferee to receive Company distributions (directly or indirectly) or to acquire an interest in the capital or profits of the Company.  Under the Operating Agreement, a Member is not permitted to transfer its interest without the consent of the Board and the directors retain the right to disapprove an Member’s proposed transfer of its Units if, among other things, the transfer would cause the Company to be classified as a PTP.

If the Company were to be classified as a PTP, Members would be subject to special passive loss rules under Section 469(k) of the Code even if the Company were to satisfy the 90% qualifying income exception and thereby avoid being taxable as a corporation.  In general, a taxpayer may not deduct losses from other passive activities (including passive losses from other PTPs in which the taxpayer holds an interest) against the taxpayer’s income from the PTP.  In addition, a taxpayer cannot deduct passive losses from a PTP against net income from other passive activities.  Rather, net passive losses from a PTP must be suspended and carried forward until there is net income from that PTP in a future year.  However, suspended passive losses from a PTP generally will be allowed in full when the taxpayer disposes of its entire interest in such PTP to an unrelated party in a taxable transaction.

Treatment of the Company as a PTP taxable as a corporation likely would have a material adverse impact on an investment in the Company.  The Company would have to pay U.S. federal income tax on its taxable income at regular corporate rates (the corporate flat rate is 21% for tax years beginning on or after January 1, 2018), and cash available for distribution to Members could thereby be reduced.  In addition, there would be no flow-through from the Company to Members of items of income, gain, deduction, loss or credit.  Further, distributions to Members would be treated as dividends to the extent of the Company’s current or accumulated earnings and profits, then as a return of capital to the extent of the Member’s tax basis in its Units in the Company, and then as gain from the sale of such Units.

The discussion below assumes that the Company will be taxed as a partnership for U.S. federal income tax purposes.

Taxation of the Income

The Company will not pay U.S. federal income tax.  Instead, the Company will file annual information returns, and each Member will be required to report on its U.S. federal income tax return its allocable share of the income, gain, loss and deduction of the Company.  These items must be reported without regard to the amount (if any) of cash or property the Member receives as a distribution from the Company during the taxable year.  Consequently, a Member may be allocated income or gain by the Company but receive no cash distribution with which to pay its tax liability resulting from the allocation or may receive a distribution that is insufficient to pay such liability.

The tax information returns filed by the Company may be audited by the IRS.  Adjustments, if any, resulting from such an audit could result in the Company becoming responsible for certain underpayments or may require each Member to file an amended annual tax return and may possibly result in an audit of such return.  Any audit of a Member’s return could result in adjustments of non-Company as well as Company items.  See “Other Matters—Audit Procedures,” below for more information.

Medicare Tax

A U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  Net investment income generally includes interest, dividends, capital gains and other income derived from passive activities.  Net investment income is reduced by deductions properly allocable to this income.  Members that are individuals, estates or trusts are urged to consult their tax advisors regarding the application of the Medicare tax to their investment in the Company.

Qualified Business Income Deduction

Under the Tax Act, individuals, trusts, and estates generally may deduct 20% of “qualified business income” (generally, domestic trade or business income other than certain investment items) of a partnership, S corporation, or sole proprietorship.  The overall deduction is limited to 20% of the sum of the taxpayer’s taxable income (less net capital gain) and certain cooperative dividends, subject to further limitations based on taxable income.  In addition, for taxpayers with income above a certain threshold (e.g., $157,500 for single filers and $315,000 for joint return filers), the deduction for each trade or business is generally limited to no more than the greater of (i) 50% of the taxpayer’s proportionate share of total wages from a partnership, S corporation or sole proprietorship, or (ii) 25% of the taxpayer’s proportionate share of such total wages plus 2.5% of the unadjusted basis of acquired tangible depreciable property that is used to produce qualified business income and satisfies certain other requirements.  Without further legislation, the deduction would sunset after 2025.

Allocation of Company’s Profits and Losses

The Profits and Losses of the Company will be allocated as specified in Article III of the Operating Agreement (see “SECURITIES BEING OFFERED—Summary of the Operating Agreement—Allocation of Profits and Losses” above).

Under Code Section 704(b) and the regulations thereunder, the Company’s tax allocations generally will be respected for U.S. federal income tax purposes if they have “substantial economic effect” or they are in accordance with the Members’ interests in the Company.  If the allocations set forth in the Operating Agreement do not comply with Code Section 704(b), the IRS may reallocate the Company’s tax items in accordance with the interests of the Members in the Company.

Sale of Properties

Upon the sale of property by the Company, the Company will recognize gain or loss to the extent that the amount realized is more or less than its adjusted basis of the property sold.  The amount realized upon the sale of a property will generally be equal to the sum of the cash received plus the amount of indebtedness encumbering the property, if any, assumed by the purchaser or to which the property remains subject upon the transfer of the property to the purchaser.  The adjusted basis of the property will in general be equal to the original cost of the property less depreciation allowances allowed to the Company with respect to such property.  The Code provides, in general, that depreciation is recaptured upon the disposition of certain property and is taxed, in the case of tangible personal property disposed of, as ordinary income, and in the case of real property disposed of, as Code Section 1250 property generally taxed at a flat rate of 25%, in each case to the extent gain is realized.

Tax Basis in Units

A Member’s tax basis in its Units is important in determining (1) the amount of taxable gain it will realize on the sale or other disposition of its Units, (2) the amount of nontaxable distributions that it may receive from the Company and (3) its ability to utilize its distributive share of any losses of the Company on its tax return.  A Member’s “adjusted basis” in the Company initially will equal the amount it paid for its Units in the Company plus such Member’s share of the Company’s liabilities, if any.  A Member’s adjusted basis (i) will be increased by its share of the Company’s income and by increases in its share of the Company’s liabilities, if any, and (ii) will be decreased, but not below zero, by distributions from the Company, by its share of the Company’s losses and by any decrease in the Member’s share of the Company’s liabilities.

Treatment of Company Distributions

If the Company makes nonliquidating distributions to Members, such distributions generally will not be taxable to the Members for federal income tax purposes except to the extent that the sum of (i) the amount of cash and (ii) the fair market value of marketable securities distributed exceeds the Member’s adjusted basis of its Units in the Company immediately before the distribution.  Any such excess generally will be treated as gain from the sale or exchange of Units in the Company.

Limitations on Deductibility of Losses and Certain Expenses

A number of different provisions of the Code may defer or disallow the deduction of losses or expenses allocated to Members by the Company, including, but not limited to, those described below.

Tax Basis Limitation.  The amount of any loss of the Company (including capital loss) that a Member is allowed to claim is limited to such Member’s tax basis for its Units in the Company as of the end of the Company’s taxable year in which such loss occurred.  Losses disallowed as a result of this rule may be carried forward indefinitely until the Member has adjusted tax basis available to permit the deduction.

At-Risk Limitations.  Similarly, a Member that is subject to the “at risk” limitations (generally, noncorporate taxpayers and closely held corporations) may not deduct losses of the Company (including capital losses) to the extent that they exceed the amount such Member has “at risk” with respect to its Units in the Company at the end of the year.  The amount that a Member has at risk will generally be the same as its adjusted basis as described above, except that, other than as described below with regard to real estate, it will not include any amount that the Member has borrowed on a nonrecourse basis or from a person who has an interest in the Company or a person related to such person.  Losses disallowed under the at-risk limitation rules are suspended and may be deducted in subsequent years, subject to these and other applicable limitations.

Passive Loss Limitations.  Code Section 469 provides that, in general, in the case of an individual, estate and trust, certain types of personal service corporations and certain types of closely held C corporations, for any taxable year the aggregate losses from business activities in which the taxpayer does not materially participate (such business activities are referred to herein as “passive activities”) are deductible only to the extent of the aggregate income from passive activities.  In the case of certain closely held C corporations, the net aggregate loss from passive activities (and the net aggregate credit, in a deduction-equivalent sense) may offset net active income, but not portfolio income (as defined below).

Capital Loss Limitations.  Noncorporate taxpayers are permitted to deduct capital losses only to the extent of their capital gains for the taxable year plus $3,000 of other income.  Unused capital losses can be carried forward and used to offset capital gains in future years.

Organization and Syndication Fees.  In general, neither the Company nor any Member may deduct organizational expenses or syndication expenses.  An election may be made by the Company to amortize organizational expenses over a 15-year period.  Syndication fees (which would include selling commissions, professional fees and printing costs) must be capitalized and cannot be amortized or otherwise deducted.  The Company does not expect to incur expenses of this nature in any material amount.

Deduction of Investment Interest.  Noncorporate Members generally may deduct “investment interest expense” only to the extent of their “net investment income.”  Investment interest expense of a Member may include interest paid or accrued by the Company and will include interest paid or accrued on direct borrowings by a Member to purchase or carry its interests.  Net investment income generally includes gross income from property held for investment (including “portfolio income” under the passive loss rules but not, absent an election, long-term capital gains or certain qualifying dividend income) less deductible expenses other than interest directly connected with the production of investment income.

Limitations on Itemized Deductions.  The Tax Act eliminates many itemized deductions, but the pre-2018 tax year phase-out of itemized deductions based on excess income is eliminated.

To the extent that the Company allocates losses or expenses to a Member that must be deferred or disallowed as a result of these or other limitations in the Code, the Member may be taxed on income in excess of its economic income or distributions (if any) on its interest.  As one example, a Member could be allocated and required to pay tax on its share of income accrued by the Company for a particular taxable year and in the same year allocated a share of a capital loss that the Member cannot deduct currently because it does not have sufficient capital gains against which to offset the loss.  Members are urged to consult their own professional tax advisors regarding the effect of limitations under the Code on their ability to deduct their allocable share of the Company’s losses and expenses.

Possible Limitations on Deductible Interest.  The Tax Act limits a taxpayer’s net interest expense deduction to 30% of the sum of adjusted taxable income, business interest, and certain other amounts.  Adjusted taxable income does not include items of income or expense not allocable to a trade or business, business interest or expense, the new deduction for qualified business income, net operating losses, and for years prior to 2022, deductions for depreciation, amortization, or depletion.  For partnerships, such as the Company, the interest deduction limit is applied at the partnership level, subject to certain adjustments to the partners for unused deduction limitation at the partnership level.  Because the rules dealing with deductibility of interest are complicated and have effects which differ from Member to Member, each prospective purchaser should review his or her own situation with his or her tax advisor prior to making a purchasing commitment for Units.

Depreciation and Amortization

The Code allows as a depreciation deduction a reasonable allowance for the exhaustion and wear and tear of property, such as equipment and fixtures which are used in a trade or business or held for the production for income.  Depreciation deductions are allowed as an offset to current cash receipts even though depreciation is not a current out-of-pocket cash expense.  No depreciation is allowed for assets which do not have an ascertainable useful life.  Depreciation deductions are allowed to the owner of assets based on the entire cost of the buildings, equipment and other improvements, even though the cost of such property may have been financed with borrowed money.

The Tax Act modifies bonus depreciation under Section 168(k) of the Code to allow 100% expensing for certain non-real property placed in service after September 27, 2017 and before January 1, 2023, and then phases out bonus depreciation with 20% reductions each year.  Property “acquired” before September 28, 2017, including under a binding written contract, will be subject to the old bonus depreciation rules, which is 50% through 2017, 40% in 2018, and 30% in 2019, with no bonus depreciation thereafter.

The Code provides in general that the full amount of the depreciation on personal property is recaptured upon disposition (i.e., is taxed as ordinary income) to the extent gain is realized on the disposition.

Under Code Section 197, a taxpayer may amortize the cost of certain intangible assets, including certain licenses held in connection with the conduct of a trade or business.  These provisions do not apply to certain intangibles created by the taxpayer or, in the case of a partnership, created by a person and contributed to the partnership.  The foregoing exclusion does not apply to self-created licenses acquired from a governmental unit.  If applicable, the Company would amortize the cost of certain intangible assets over a period of 15 years.

Individuals and certain noncorporate taxpayers are subject to a tax on “alternative minimum taxable income” (“AMTI”) in addition to regular income tax.  AMTI is computed by adjusting regular taxable income by certain tax preference items and eliminating certain itemized deductions.  The Company may generate items of tax preference, including, without limitation, certain accelerated depreciation items.

Sale of Units in the Company

In the event that a Member sells its Units, the Member will realize gain or loss equal to the difference between the gross sale market price or proceeds received from sale and the Member’s adjusted tax basis in its Units in the Company.  Assuming the Member is not a “dealer” with respect to such Units and has held the Units for more than one year, the Member’s gain or loss will be long-term capital gain or loss, except for that portion of any gain attributable to its share of the Company’s “unrealized receivables” and “substantially appreciated inventory,” as defined in Section 751 of the Code, which would be taxable as ordinary income.  Any recapture of cost recovery allowances taken previously by the Company with respect to personal property associated with real property will be treated as “unrealized receivables” for this purpose.  A Member should note in this regard that the Code requires the Company to report any sale of Units to the IRS if any portion of the gain realized upon such sale is attributable to the transferor’s share of “Section 751 property.”

The Company’s taxable year will close on the date of sale with respect to a Member (but not the remaining Members) who sells its entire interest in the Company.  In such a case, the Company tax items would be prorated pursuant to Section 706 of the Code.  In the event of a sale of less than the entire interest of a Member, the tax year of the Company will not terminate with respect to the selling Member, but its proportionate share of items of income, gain, loss, deduction and credit will also be determined pursuant to Section 706 of the Code.

In the case of a sale of a Member’s Units in the Company, a Member may realize taxable gain substantially in excess of the cash, if any, the Member receives as a result of such sale.  Further, a Member who sells Units in the Company may be required to report a share of Company income for the year of such sale even though the Member received no cash distribution during the year or the amount of cash distribution was less than the Member’s share of income required to be reported.

Liquidation of the Company

In general, upon liquidation of the Company, the property of the Company will be sold and any gain or loss on any such sales will be allocated in accordance with the Operating Agreement.  In the event of a liquidation of the Company, each taxable Member will recognize gain to the extent that the cash received in the liquidation exceeds the adjusted basis for his or her Units in the Company.

Upon liquidation, a loss would be recognized only in the event the Member receives only cash, unrealized receivables (within the meaning of Code Section 751(c)) or inventory items (within the meaning of Code Section 751(d)(2)) and then only if (and to the extent that) the Member’s adjusted basis for its Units exceeds the sum of money distributed and its share of the adjusted basis for unrealized receivables and inventory items.  During the year of liquidation, each Member may be allocated income from the operations of the Company.

Certain Basis Adjustments Affecting Members

With respect to certain transfers of Units, an election under Code Section 754 by the Company is effectively mandatory, resulting in an adjustment to the tax basis of the Company’s assets.  For example, the Company must make basis adjustments under Code Section 743 following a transfer of Units if the Company has a built-in loss of $250,000 or more as if the Company had made an election under Code Section 754, whether or not such an election is actually in effect.  This would affect the transferee Member, but not the other Members.  There are similar provisions governing distributions in kind of property that have a built-in loss of $250,000 or more, although it is unlikely that the Company will make distributions that would cause those provisions to apply.

Other Matters

Tax Returns.  The Company will furnish annually to Members sufficient information from the Company’s tax return for the Members to prepare federal, state and local tax returns.  The Company’s tax returns will be prepared by accountants to be selected by the Board.  A Member must treat Company items in a manner consistent with the Company’s treatment of those items, unless the Member notifies the IRS of inconsistent treatment.

Audit Procedures.  The rules applicable to federal income tax audits of entities taxed as partnerships, and the collection of any tax resulting from such audits or other tax proceedings, require the partnership itself to pay any “imputed underpayments,” consisting of delinquent taxes, interest and penalties deemed to arise out of an audit of the partnership, unless certain alternative methods are available and the partnership elects to utilize them.

With respect to audits of items of the Company’s income, gain, loss, deduction and credit under these rules, it is not necessary for the IRS to audit the return of each Member and to conduct independent proceedings with each Member in order to determine finally the tax liability of each Member with respect to Company tax items.  Instead, the treatment of Company tax items may be determined in a unified administrative proceeding at the Company level.  As a general rule, the administrative proceeding is managed by a “partnership representative,” who is a Member designated as such in accordance with procedures established in regulations issued by the IRS.  The Board will designate the Company’s “partnership representative.”

Prospective investors are urged to consult their own tax advisors with regard to the effect of the audit procedures, the manner in which the Company will be audited and the resulting consequences to each investor partner.

Tax Shelter Disclosure Rules.  In certain circumstances the Code and Treasury Regulations require that the IRS be notified of taxable transactions through a disclosure statement attached to a taxpayer’s United States federal income tax return.  In addition, certain “material advisors” must maintain a list of persons participating in such transactions and furnish the list to the IRS upon written request.  These disclosure rules may apply to transactions irrespective of whether they are structured to achieve particular tax benefits.  They could require disclosure by the Company or Members (1) if a Member incurs a loss in excess of a specified threshold from a sale or redemption of its Units, (2) if the Company engages in transactions producing differences between its taxable income and its income for financial reporting purposes, or (3) possibly in other circumstances.  While these rules generally do not require disclosure of a loss recognized on the disposition of an asset in which the taxpayer has a “qualifying basis” (generally a basis equal to the amount of cash paid by the taxpayer for such asset), they apply to a loss recognized with respect to interests in a pass-through entity, such as the interests in the Company, even if the taxpayer’s basis in such interests is equal to the amount of cash it paid.  In addition, under recently enacted legislation, significant penalties may be imposed in connection with a failure to comply with these reporting requirements.  Members should consult their own tax advisors concerning the application of these reporting requirements to their specific situation.

Penalties

Under Section 6662 of the Code, a 20% penalty is imposed on any portion of an underpayment of tax attributable to a “substantial understatement of income tax.”  In general, a “substantial understatement of income tax” will exist if the actual income tax liability of the taxpayer exceeds the income tax liability, shown on his or her return by the greater of 10% of the actual income tax liability and $5,000.  Unless the understatement is attributable to a “tax shelter,” the amount of an understatement is reduced by any portion of such understatement which is attributable to (i) the income tax treatment of any item shown on the return if there is “substantial authority” for the taxpayer’s treatment of such item on his or her return or (ii) any item with respect to which the taxpayer adequately discloses on his or her return the relevant facts affecting the item’s income tax treatment.  In the case of a “tax shelter,” which is defined in Section 6662 of the Code as a partnership or other entity that has as its principal purpose the avoidance or evasion of federal income tax, this reduction in the understatement will apply only in cases where, in addition to having “substantial authority” for treatment of the item in question, the taxpayer reasonably believed that the income tax treatment of that item was more likely than not the proper treatment.

Although the Company is not intended to be a so-called “tax shelter,” it is possible that the Company may be considered a tax shelter for purposes of Section 6662 of the Code and that certain of the tax items of the Company could be considered tax shelter items within the meaning of Code Section 6662.  The Regulations under Section 6662 provide that an entity will be deemed to be a tax shelter if the tax avoidance or evasion in motive exceeds all other motives.  Based on the investment objectives of the Company, the Company should not constitute a tax shelter for purposes of the Code Section 6662 penalties.

In addition to the substantial understatement penalty, Section 6662 of the Code also imposes a 20% penalty on any portion of an underpayment of tax (i) attributable to any substantial valuation misstatement (generally where the value or adjusted basis of a property claimed on a return is 200% or more of the correct value or adjusted basis), or (ii) attributable to negligence, defined as any failure to make a reasonable attempt to comply with the Code or a careless, reckless or intentional disregard of federal income tax rules or regulations.

Investment by Tax-exempt Entities

Qualified pension, profit-sharing and stock bonus plans, and other tax-exempt entities (collectively, “Exempt Organizations”) are subject to tax on their UBTI.  Section 512 of the Code defines UBTI as the gross income derived by an Exempt Organization from any unrelated trade or business regularly carried on by it or by an entity (such as the Company) classified as a partnership for tax purposes, less the regular deductions allowed under the Code which are directly connected with the carrying on of such trade or business, both computed with certain modifications.

PROSPECTIVE TAX-EXEMPT INVESTORS MAY INCUR UBTI IF THEY INVEST IN THE COMPANY.  SUCH INVESTORS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISORS BEFORE CONSIDERING AN INVESTMENT IN THE COMPANY.

Foreign Investors

A foreign investor who purchases Units and becomes a Member will be required to file a United States tax return to the extent that the entity has U.S.-sourced income on which the Member must report its distributive share of the Company’s items of income, gain, loss, deduction and credit and pay United States federal income tax at regular United States tax rates on the Member’s share of any net United States-sourced income, whether ordinary or capital gains.  A foreign investor may also be subject to tax on such investor’s distributive share of the Company’s income and gain in his or her country of nationality or residence or elsewhere.  In addition, cash distributions otherwise payable to a foreign investor by the Company or amounts payable upon the sale of a foreign investor’s Units may be reduced by United States tax withholdings made pursuant to applicable provisions of the Code.

Foreign investors should consult their own tax advisors with regard to the effect of both the United States tax laws and foreign laws on an investment in Units and the potential that the Company will be required to withhold federal income taxes from amounts otherwise payable to foreign investors.

Other Tax Considerations

In addition to federal income taxes, Members may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, business franchise taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Company does business or owns property or where the Members reside.  Although an analysis of those various taxes is not presented here, each prospective Member should consider its potential impact on such Member’s investment in the

Company.  It is each Investor’s responsibility to file all appropriate U.S. federal, state, local and foreign tax returns applicable to the Member.

Use of a Joint Venture

As noted in this Offering Circular, in the event additional equity capital is required in order to complete the purchase of an ethanol plant or to make capital improvements to the purchased ethanol plant, the Company would seek to become the majority member of a joint venture and would contribute the proceeds of this offering to the capital of the joint venture.  See “USE OF PROCEEDS.”  The rules dealing with the operations of tiered partnership structures are complicated and may have effects which differ from Member to Member.  Each prospective investor should review his, her or its own situation with his, her or its own tax advisor prior to making a purchasing commitment for Units.

ERISA CONSIDERATIONS

The following summarizes certain aspects of ERISA and the Code that may affect a decision by an employee benefit plan (a “Plan”) to invest in the Company.  The following discussion is general in nature and not intended to be a complete discussion of the applicable law and Department of Labor regulations pertaining to a Plan’s decision to invest in the Company and is not intended to be legal advice.  In addition, the following discussion is based on the law in effect as of the date of this Offering Circular, and the Company has not undertaken any obligation to update this summary as a result of any changes in the applicable law or regulations.  Any Plan considering an investment in the Company should consult its own attorneys, legal and tax advisors regarding the consequences of an investment in the Company for an employee benefit plan.

Plan fiduciaries and their advisors should consider whether an investment in the Company by a Plan satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (a) the investment satisfy the prudence and diversification standards of ERISA, (b) the investment be in the best interests of the participants and beneficiaries of the Plan, (c) the investment be permissible under the terms of the Plan’s investment policies and governing instruments, and (d) the investment not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in the Company is prudent for ERISA purposes, a fiduciary of a Plan should consider all relevant facts and circumstances, including, without limitation, the limitations imposed on the transferability of Units, whether the investment provides sufficient liquidity in light of the foreseeable needs of the Plan, and whether the investment is reasonably designed, as part of the Plan’s portfolio, to further the Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment.  It should be noted that the Company will invest its assets in accordance with the investment strategy expressed in this Offering Circular and that neither the Company nor its Board have any responsibility for developing an overall investment strategy for any Plan or for advising any Plan as to the advisability or prudence of an investment in the Company.  Rather, it is the obligation of the appropriate fiduciary for each Plan to consider whether such an investment by the Plan, when judged in light of the overall portfolio of the Plan, will meet the prudence, diversification, prohibited transaction and other applicable requirements of ERISA and the Code.  “Government plans” and non-electing “church plans,” while not subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code.  Decision-makers for any such plans should consult with their counsel before making an investment in the Company.

The Department of Labor has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 et seq. (the “Plan Assets Regulation”), which specifies the circumstances under which the underlying assets of an entity in which a Plan invests will be considered to be assets of the Plan for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the related prohibited transaction excise tax provisions of Section 4975 of the Code (the “Look Through Rule”).  If the assets of the Company were considered to be assets of a Plan, management of the Company might be deemed to be fiduciaries of the investing Plan for ERISA Title I or Code Section 4975 purposes, and the operation of the Company would become subject to ERISA and Code Section 4975.

Under the Plan Assets Regulation, the Look Through Rule will not apply and, therefore, the assets of the Company will not be considered assets of any investing Plan if the Company qualifies as a “venture capital operating company” within the meaning of the Plan Assets Regulation.  The Company will be deemed a venture capital operating company if during a specific annual valuation period at least 50% of its assets (other than short-term investments pending long-term commitment or distribution to Members), valued at cost, are invested in Portfolio Investments as to which the Company has or obtains management rights with respect to the underlying Portfolio Company, and the Company actually exercises management rights with respect to one or more of the Portfolio Companies.  The term “management rights” means contractual rights directly between the Company and the Portfolio Companies to participate substantially in, or substantially influence the conduct of, the management of the Portfolio Companies.  The Company expects to have management rights with respect to most of its Portfolio Investments and, accordingly, the assets of the Company are not expected to constitute “plan assets” under ERISA.  There can be no assurance, however, the Company will qualify as a venture capital operating company and, therefore, such fiduciaries should consider prohibitions in ERISA relating to improper delegation of control over “plan assets,” prohibitions relating to such plans from engaging in certain transactions involving plan assets with “parties-in-interest” or “disqualified persons” and other provisions of ERISA and Code Section 4975 dealing with plan assets.

The Company’s assets should not be treated as assets of an employee benefit plan as long as the total equity participation of benefit plans investors in the Company is not significant.  In order not to be significant, less than 25% of each class of equity interests in the Company may be held by “benefit plan investors”.  The term “benefit plan investor” is defined in Section 3(42) of ERISA to include any (a) “employee benefit plan” subject to Title I of ERISA, (b) “plan” (as defined in Section 4975(e)(1) of the Code) subject to Section 4975 of the Code, including, without limitation, individual retirement accounts and Keogh plans, or (c) entity whose underlying assets include plan assets by reason of such an employee benefit plan or plan’s investment in such entity, including, without limitation, as applicable, an insurance company general account.

The Company  will accept subscriptions from either (i) a “benefit plan investor,” as defined under the Plan Assets Regulation, or (ii) an “employee benefit plan,” as defined in Section 3(3) of the ERISA, only if, in the opinion of its legal counsel, the acceptance of such subscription will not cause Company assets to be treated as “plan assets” for purposes of ERISA or Section 4975 of the Code.  Consequently, the Company intends to operate on the basis that assets of the Company will not constitute “plan assets” and that, therefore, the Company will not be subject to ERISA or Code Section 4975.  However, because the Company’s ability to utilize an exemption to the Look Through Rule depends on the makeup of the Company’s assets and/or the identity of the Members from time to time, Plans should not acquire Units in reliance on the availability of any exception to the Look Through Rule.

The fiduciaries of each Plan proposing to invest in Units are required to represent that they have been informed of and understand the Company’s investment objectives, policies and strategies, that the decision to invest in Units is consistent with the provisions of applicable law, including ERISA and the

Code, and that such decision was made by them as fiduciaries who are independent of the Company and its affiliates, who are duly authorized to make such investment decision and who, although entitled to rely on the Offering Circular, have not relied on any “investment advice” (within the meaning of Section 3(21) of ERISA) of the Company or such affiliated persons as a basis for making the decision to invest in Units.

PROSPECTIVE MEMBERS THAT ARE SUBJECT TO THE PROVISIONS OF ERISA OR CODE SECTION 4975 SHOULD CONSULT WITH THEIR COUNSEL AND ADVISORS REGARDING THE APPLICABILITY OF THE FIDUCIARY RESPONSIBILITY AND PROHIBITED TRANSACTION RESTRICTIONS OF ERISA AND THE CODE RELEVANT TO AN INVESTMENT IN THE COMPANY, AND TO CONFIRM THAT SUCH AN INVESTMENT WILL NOT CONSTITUTE OR RESULT IN A PROHIBITED TRANSACTION OR ANY OTHER VIOLATION OF AN APPLICABLE REQUIREMENT OF ERISA.

FINANCIAL STATEMENTS

Siouxland Renewable Holdings, LLC

Financial Report
October 10, 2019

RSM US LLP

Independent Auditor’s Report

Board of Directors

Siouxland Renewable Holdings, LLC

Report on the Balance Sheet

We have audited the accompanying balance sheet of Siouxland Renewable Holdings, LLC as of October 10, 2019, and the related notes to the balance sheet.

Management’s Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Siouxland Renewable Holdings, LLC as of October 10, 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Sioux Falls, South Dakota
November 12, 2019

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SIOUXLAND RENEWABLE HOLDINGS, LLC

Balance Sheet

October 10, 2019

ASSETS	2019

Current Assets
Cash	$1,000
Total Current Assets	1,000

Deferred Offering Costs	61,403

Total Assets	$62,403

EQUITY

Member’s Equity	$62,403

Total Equity	$62,403

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SIOUXLAND RENEWABLE HOLDINGS, LLC

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Siouxland Renewable Holdings, LLC (the “Company”) was formed as a Nebraska limited liability company on October 8, 2019, for the purpose of purchasing the assets of, making capital upgrades to, and operating an existing corn ethanol plant and/or to acquire, hold and sell equity positions in one or more private operating companies that are engaged in the business of ethanol and co product production and distribution either within or outside the State of Nebraska. The Company does not have an agreement to purchase the assets of any particular ethanol plant as of the date hereof.

Siouxland Ethanol, LLC, a Nebraska limited liability company (“SLE”), is currently the only member of the Company. SLE has made an initial capital contribution to the Company of $1,000 in cash. The Company intends to raise up to $50,000,000 of additional equity capital through the offering of 5,000 Units representing membership interests in the Company at $10,000 per Unit. The offering will not close unless the Company raises at least $15,000,000 through this offering from investors other than SLE. If that occurs, SLE has agreed to purchase at least 1,000 Units ($10,000,000) and its $1,000 initial capital contribution to the Company will be credited against the purchase price of those Units. In the event the Company does not reach the Minimum Offering by April 1, 2020, or the Funding Milestones by December 31, 2020, the offering will terminate, and all subscriptions will be refunded to subscribers.

The Company has not commenced operations and has not generated any revenues or profits. All of the offering costs of the Company are being paid by SLE and the Company has no obligation to reimburse SLE for any of those costs. The offering costs totaled $61,403 from inception thru October 10, 2019. These costs have been capitalized as deferred offering costs in the Company’s financial statements as they were for the benefit of the Company. These costs will be charged against the proceeds of the offering as a contra equity amount if the offering is successful or expensed at the time the offering is terminated.

Note 2. Subsequent Events

The Company has evaluated all subsequent events through November 12, 2019, the date the financial statements were available to be issued.

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Part III

EXHIBITS TO OFFERING CIRCULAR

Exhibit
No.	Description

3	Operating Agreement of the Company dated as of October 8, 2019*

4	Form of Subscription Agreement*

8	Escrow Agreement

11	Consent of Independent Auditor

12	Opinion regarding Legality*

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Nebraska, on December 18, 2019.

SIOUXLAND RENEWABLE HOLDINGS, LLC

By:	/s/ Nicholas Bowdish
Nicholas Bowdish
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Nicholas Bowdish	President and Chief Executive Officer	December 18, 2019
Nicholas Bowdish	(Principal Executive Officer)

/s/ Steven Ausdemore	Treasurer and Director	December 18, 2019
Steven Ausdemore	(Principal Financial Officer and
Principal Accounting Officer)

/s/ Pam Miller	Director	December 18, 2019
Pam Miller

/s/ Shennen S.C. Saltzman	Director	December 18, 2019
Shennen S.C. Saltzman

/s/ Mark Condon	Director	December 18, 2019
Mark Condon

/s/ Darrell J. Downs	Director	December 18, 2019
Darrell J. Downs

/s/ Craig Ebberson	Director	December 18, 2019
Craig Ebberson

/s/ Vernon Henjes	Director	December 18, 2019
Vernon Henjes

/s/ John J. Meuret	Director	December 18, 2019
John J. Meuret

/s/ Luke Moser	Director	December 18, 2019
Luke Moser

/s/ Douglas E. Nelson	Director	December 18, 2019
Douglas E. Nelson

/s/ Ronald Wetherell	Director	December 18, 2019
Ronald Wetherell

EXHIBIT INDEX

Exhibit
No.	Description

3	Operating Agreement of the Company dated as of October 8, 2019*

4	Form of Subscription Agreement*

8	Escrow Agreement

11	Consent of Independent Auditor

12	Opinion regarding Legality*

* Previously filed.